UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF SEPTEMBER 2017

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit 99.1	Unaudited interim consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.2	Selected consolidated financial data as of June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 99.3	Operating and Financial Review and Prospects as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.
Exhibit 101

The following financial statements as of and for the six months ended June 30, 2017 from the Xinyuan Real Estate Co., Ltd.’s Report on Form 6-K for the month of September 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2016 (audited) and June 30, 2017 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2016 and 2017 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2016 and 2017 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2016 and 2017.

1

EXPLANATORY NOTE

Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-152637, 333-198525 and 333-205371) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, including the Exhibits hereto, contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	our expectations with respect to our ability to acquire adequate financing for our future business development;
•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and
•	our belief with respect to market opportunities in, and growth prospects of, our target market cites in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;
•	our ability to secure adequate financing for our project development;
•	our ability to successfully sell or complete our property projects under construction and planning;
•	our ability to enter into new geographic markets and expand our operations;
•	the marketing and sales ability of our third-party sales agents;
•	the performance of our third party contractors;
•	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;
•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;
•	competition from other real estate developers;
•	the growth of the real estate industry in the markets in which we operate; and
•	fluctuations in general economic and business conditions in the markets in which we operate.

2

Additional factors which could adversely impact our business and financial performance, including the risks outlined in our 2016 Form 20-F under “Item 3. Key Information - D. Risk Factors.” You should read thoroughly this Report on Form 6-K and the Exhibits hereto with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made in this Report on Form 6-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities laws.

3

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited interim consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.2	Selected consolidated financial data as of June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.3	Operating and Financial Review and Prospects as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 101

The following financial statements as of and for the six months ended June 30, 2017 from the Company’s Report on Form 6-K for the month of September 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2016 (audited) and June 30, 2017 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2016 and 2017 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2016 and 2017 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2016 and 2017.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Yuan (Helen) Zhang
Name:	Yuan (Helen) Zhang
Title:	Chief Financial Officer

Date: September 22, 2017

5

Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 (AUDITED)

AND JUNE 30, 2017 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		December 31,	June 30,
	Notes	2016	2017
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		578,244,378	953,511,338
Restricted cash		328,499,059	321,614,668
Short-term investments	3	39,310,595	49,685,723
Accounts receivable		32,703,517	27,668,667
Other receivables		31,822,187	38,749,716
Deposits for land use rights		153,252,126	80,376,122
Other deposits and prepayments		525,263,384	492,217,775
Advances to suppliers		27,457,335	38,465,493
Real estate properties development completed	4	477,179,252	381,237,725
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the Consolidated VIEs of US$105,056,385 and US$118,406,540 as of December 31, 2016 and June 30, 2017, respectively)	4	1,719,135,164	2,135,226,368
Amounts due from related parties	10	17,731,875	24,583,947
Amounts due from employees	10	620,462	1,482,166
Other current assets		225,785	583,347

Total current assets		3,931,445,119	4,545,403,055

Real estate properties held for lease, net		159,873,934	191,021,265
Deposits for land use rights		28,830,907	29,522,910
Property and equipment, net		34,090,096	33,154,475
Other long-term investment	5	241,648	9,098,521
Investment in joint ventures		7,555,911	7,501,664
Deferred tax assets		49,689,528	50,189,636
Other assets		24,718,147	40,976,764

TOTAL ASSETS		4,236,445,290	4,906,868,290

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 (AUDITED)

AND JUNE 30, 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

		December 31,	June 30,
	Notes	2016	2017
		US$	US$
		(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the Consolidated VIEs without recourse to the primary beneficiary of US$2,321,966 and US$2,367,075 as of December 31, 2016 and June 30, 2017, respectively)		524,663,366	482,028,204
Short-term bank loans and other debt	6	178,576,151	109,855,800
Customer deposits		150,545,253	173,326,136
Income tax payable		120,573,148	102,735,919
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$1,583,399 and US$2,667,181 as of December 31, 2016 and June 30, 2017, respectively)		199,661,165	242,832,041
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$1,603 as of December 31, 2016 and June 30, 2017, respectively)		19,521,772	11,923,036
Current portion of long-term bank loans and other debt	7,8	704,695,082	1,077,419,087
Current maturities of capital lease obligations	13	3,923,394	4,313,809
Mandatorily redeemable non-controlling interests	2(a)	12,613,522	12,916,273
Amounts due to related parties	10	66,229,724	69,307,495

Total current liabilities		1,981,002,577	2,286,657,800

Long-term bank loans	7	235,885,009	360,945,449
Other long-term debt	8	974,791,324	1,099,563,119
Deferred tax liabilities		93,106,706	172,894,391
Unrecognized tax benefits	9	20,491,988	20,493,767
Capital lease obligations, net of current maturities	13	15,015,508	13,092,632
Amounts due to related parties	10	—	1,542,922

Total liabilities		3,320,293,112	3,955,190,080

Commitments and contingencies	13	—	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 (AUDITED)

AND JUNE 30, 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

		December 31,	June 30,
	Notes	2016	2017
		US$	US$
		(Audited)	(Unaudited)
Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding-129,966,045 shares as of June 30, 2017 (December 31, 2016: 131,426,741 shares)		16,051	16,151
Treasury shares		(53,734,088)	(65,589,869)
Additional paid-in capital		538,414,246	542,040,455
Statutory reserves		95,973,296	95,964,858
Retained earnings		354,273,848	357,146,978
Accumulated other comprehensive income	14	(34,682,888)	(11,255,929)

Total Xinyuan Real Estate Co., Ltd. shareholders' equity		900,260,465	918,322,644

Non-controlling interest	15	15,891,713	33,355,566

Total equity		916,152,178	951,678,210

TOTAL LIABILITIES AND EQUITY		4,236,445,290	4,906,868,290

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2016	2017
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$34,932,216 for the six months ended June 30, 2016 and US$6,721,058 for the six months ended June 30, 2017.		594,465,950	746,338,113
Real estate management services income		12,867,287	16,793,921
Real estate lease income		2,980,041	4,592,865
Other revenue		1,693,558	1,153,429

Total revenue		612,006,836	768,878,328

Cost of revenue:
Cost of real estate sales		(471,580,587)	(578,883,729)
Cost of real estate management services		(10,052,465)	(13,149,916)
Cost of real estate lease income		(1,795,262)	(4,454,101)
Other costs		(2,379,095)	(1,901,483)

Total cost of revenue		(485,807,409)	(598,389,229)

Gross profit		126,199,427	170,489,099
Selling and distribution expenses		(16,921,743)	(28,558,928)
General and administrative expenses		(55,604,870)	(54,839,800)

Operating income		53,672,814	87,090,371
Interest income		12,693,566	6,973,766
Interest expense		(10,063,297)	(29,520,400)
Net realized gain on short-term investments	3	915,903	2,844,695
Unrealized gain on short-term investments	3	766,955	1,777,579
Share of loss of equity investees		(597,966)	(508,247)
Exchange gains/(loss)		235,624	(97,185)
Other income		4,108,053	159,225

Income from operations before income taxes		61,731,652	68,719,804
Income taxes		(27,032,761)	(40,525,242)

Net income		34,698,891	28,194,562
Net income attributable to non-controlling interest	15	(2,053,922)	(11,655,638)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		32,644,969	16,538,924

Earnings per share:
Basic	11	0.24	0.13
Diluted	11	0.23	0.13

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2016	2017
		US$	US$
		(Unaudited)	(Unaudited)
Shares used in computation:
Basic	11	134,617,909	128,317,210
Diluted	11	138,984,932	131,557,491

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	14	(19,435,836)	23,426,959

Comprehensive income		15,263,055	51,621,521
Comprehensive income attributable to non-controlling interest		(2,053,922)	(12,290,819)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. Shareholders		13,209,133	39,330,702

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2016	2017
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	34,698,891	28,194,562
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	4,321,389	6,887,338
Stock-based compensation expenses	5,271,661	2,266,757
Deferred tax (benefit)/expense	(26,387,082)	9,190,815
Amortization of deferred charges	2,233,891	2,775,738
Share of loss of equity investees	597,966	508,247
Exchange (gains)/loss	(235,624)	97,185
Changes in unrecognized tax benefit	305,511	—
Net realized gain on short-term investments	(915,903)	(2,844,695)
Unrealized gain on short-term investments	(766,955)	(1,777,579)
Proceeds from disposal of trading securities	16,410,536	577,866,769
Purchase of trading securities	(46,414,501)	(583,492,828)
Bargain purchase gain	(2,004,507)	—
Effect of remeasurement of equity interest in joint venture	(2,100,563)	—
Others	(820,514)	181,913

Changes in operating assets and liabilities:
Accounts receivable	25,830,383	6,121,326
Real estate properties development completed	2,883,228	87,425,687
Real estate properties under development	20,317,523	(190,999,510)
Real estate properties held for lease	(532,482)	(31,019,439)
Advances to suppliers	(3,720,032)	(10,206,454)
Other receivables	119,468,434	(4,982,595)
Deposits for land use rights	(41,387,969)	(25,894,715)
Other deposits and prepayments	29,395,254	44,850,418
Other current assets	1,796,533	(653,641)
Amounts due from related parties	(58,153,898)	(6,790,212)
Amounts due from employees	(1,538,762)	(835,920)
Other assets	2,059,626	(14,448,652)
Accounts payable	(49,788,059)	(53,622,472)
Customer deposits	8,652,670	18,935,748
Income tax payable	(6,007,499)	(20,372,658)
Other payables and accrued liabilities	(3,117,907)	40,843,728
Payroll and welfare payable	(13,872,499)	(7,948,831)

Net cash provided/(used in) by operating activities	16,478,740	(129,743,970)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2016	2017
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	83,564	159,353
Purchase of property and equipment	(921,985)	(2,673,991)
Acquisition of subsidiaries, net of cash acquired	15,055,431	—
Acquisition of other long-term investment	—	(8,780,788)
Acquisition of other equity method investment	(11,543,711)	—

Net cash provided/(used in) investing activities	2,673,299	(11,295,426)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,454,020	185,815
Purchase of shares under Restricted Stock Unit (“RSU”) plan	(4,003,999)	—
Purchase of treasury shares	(21,216,816)	(11,855,780)
Dividends to shareholders	(7,015,794)	(13,674,234)
(Increase)/decrease in restricted cash	(111,232,195)	13,696,761
Amounts due to related parties	—	1,314,496
Repayments of short-term bank loans and current portion of long-term bank loans	(503,479,828)	(14,868,503)
Proceeds from short-term bank loans and current portion of long-term bank loans	335,814,445	26,367,481
Repayment of long-term bank loans	—	(1,403,019)
Proceeds from long-term bank loans	41,624,237	170,375,060
Repayment of other short-term debt	—	(364,240,569)
Proceeds from other short-term debt	12,249,492	428,837,561
Repayment of other long-term debt	(37,766,126)	(60,018,729)
Proceeds from other long-term debt	314,944,294	342,318,842
Deferred charges	(3,308,992)	(13,215,796)
Capital lease payments	(1,204,634)	(2,021,892)
Repayment of mandatorily redeemable non-controlling interests	(2,296,780)	(12,731,957)
Proceeds from mandatorily redeemable non-controlling interests	459,356	12,734,867

Net cash provided by financing activities	15,020,680	501,800,404

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,172,719	360,761,008

Effect of exchange rate changes on cash and cash equivalents	(4,871,495)	14,505,952
Cash and cash equivalents, at beginning of period	387,528,092	578,244,378

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	416,829,316	953,511,338

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market.

As of June 30, 2017, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company
Xinyuan International (HK) Property Investment Co., Limited	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company
XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company
Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company
South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company
Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company
Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company
XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development
Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development
XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services
XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company
421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company
AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development
XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company
Xinyuan Internet Finance Co., Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company
New Dawn International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company
New Legend International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company
New Point International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company
New Grace International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company
China Online Finance Research Institute Limited	Hong Kong July 17, 2015	US$	1,000,000	100%	Dormant
Genesis Ocean Investments Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company
Honest View Development Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company
Honour Triumph Enterprises Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company
Well Poly Holdings Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company
Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000,000	100%	Sales of construction materials
Zhengzhou Jiasheng Real Estate Co., Ltd	PRC December 2, 2013	US$	60,000,000	100%	Real estate development
Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management
Xinyuan (China) Real Estate, Ltd.	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company
Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development
Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development
Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development
Xinyuan Technology Service Co., Ltd. (“Xinyuan Service”)	PRC December 28, 1998	RMB	50,000,000	94%	Property management services
Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development
Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development
Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development
Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development
Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development
Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development
Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development
Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development
Beijing Heju Management Consulting Service Co. Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development
Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	PRC June 13, 2005	RMB	10,000,000	100%	Real estate development
Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services
Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC September 20, 2012	RMB	200,000,000	100%	Real estate development
Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development
Beijing XIN Media Co., Ltd.	PRC July 10, 2013	RMB	10,000,000	100%	Culture and Media services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development
APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	RMB	100,000,000	100%	Dormant
Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development
Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	RMB	100,000,000	100%	Dormant
Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development
Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development
Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development
Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development
Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development
Xi’an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services
Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	RMB	10,000,000	100%	Technical service
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”)	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development
Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development
Beijing Yue-Mart Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store
Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company
Jinan Xinyuan Commercial Management Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store
Henan Yue-Mart Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store
Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	40,000,000	100%	Real estate development
Shanghai Hexinli Property Management Center (Limited partnership) (“Shanghai Hexinl”)	PRC July 28, 2015	RMB	100,000	78.95%	Property management services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Shenzhen Xilefu Internet Financial Service Co., Ltd.	PRC June 12, 2015	RMB	5,000,000	100%	Dormant
Shenzhen Xileju Technology Development Co., Ltd.	PRC June 4, 2015	RMB	5,000,000	100%	Intelligent information system development
Henan Xinyuan Real Estate Marketing Co., Ltd.	PRC July 30, 2015	RMB	1,000,000	100%	Real estate marketing
Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development
Shaanxi Zhongmao Economy Development Co., Ltd.	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development
421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company
Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development
XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company
Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company
Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	500,000	100%	Dormant
Shenzhen Keye Investment Co., Ltd.	PRC February 26, 2016	RMB	5,000,000	100%	Dormant
Henan Yueshenghang Property Service Co., Ltd.	PRC April 15, 2016	RMB	50,000,000	100%	Property management services
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development
Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development
Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development
Hunan Erli Real Estate Co., Ltd. (“Hunan Erli”)	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development
Ningbo Meishan Bonded Port Xinshoulei Investment Management Co., Limited	PRC July 13, 2016	RMB	5,000,000	100%	Dormant
Xinyuan (China) Technology Research Institute Limited	Hong Kong July 8, 2016	HK$	10,000	100%	Dormant
XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company
Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company
Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company
Xinyuan Future Science & Technology Research (Beijing) Co., Limited	PRC July 8, 2016	RMB	1,000,000	100%	Dormant

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Zhengzhou Xinnan Real Estate Co., Ltd. (“Zhengzhou Xinnan”)	PRC January 21, 2016	RMB	50,000,000	51%	Real estate development
Xinyan Investment Management Co., Limited(“Xinrock”)	PRC April 8, 2016	RMB	100,000,000	70%	Investment holding company
Hangzhou Investment Consulting Co., Limited	PRC May 25, 2016	RMB	10,000,000	70%	Dormant
Hunan Yue-Mart Commercial Management Co.,Ltd	PRC October 11, 2016	RMB	10,000,000	100%	Retail store
Xinyuan Tianjin Technology Development Co., Limited	PRC December 8, 2016	RMB	20,000,000	100%	Dormant
Henan Xinyuan Industrial Co., Limited	PRC December 22, 2016	RMB	20,000,000	100%	Dormant
Chengdu Xinyuan Commercial Management Co., Limited	PRC December 12, 2016	RMB	10,000,000	100%	Dormant
Hunan Xintian Real Estate Co., Ltd. (“Hunan Xintian”)(1)	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development
Beijing Xinju Technology Co., Ltd.	PRC February 7, 2017	RMB	10,000,000	51%	Real estate brokerage
Zhengzhou Hangmei Technology Development Co., Ltd.(“Zhengzhou Hangmei”)(2)	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development
Zhengzhou Hangmei Zhengxing Technology Co., Ltd.(“Hangmei Zhengxing”)(3)	PRC March 28, 2016	RMB	50,000,000	60%	Real estate development
Xi’an Dingrun Real Estate Co., Ltd. (“Xi’an Dingrun”)(4)	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development
Zhengzhou Kangshengboda Real Estate Co., Ltd. (“Zhengzhou Kangshengboda”)(5)	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development
Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate development
Qingdao Jianuohua International Healthy Industrial Co., Ltd.	PRC March 28, 2017	RMB	50,000,000	75%	Dormant
Xinyuan Technology Development Operation Henan Co., Ltd.	PRC March 16, 2017	RMB	100,000,000	100%	Real estate development
Zhuhai Prince Real Estate Co., Ltd. (“Zhuhai Prince”)(6)	PRC September 13, 1990	RMB	16,000,000	100%	Real estate development
Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”)(7)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development
Henan Huanzhou Construction Engineering Co., Ltd.	PRC June 1, 2017	RMB	50,000,000	100%	Real estate development
Kunshan Litai Construction Co., Ltd.	PRC June 29, 2017	RMB	30,000,000	100%	Real estate development
Suzhou Danhua Construction Co., Ltd.	PRC June 29, 2017	RMB	30,000,000	100%	Real estate development
Xinchuang Technology Co., Ltd.	PRC May 2, 2017	RMB	100,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Hangzhou Xinyansuifeng Investment Partnership Enterprise (Limited partnership)	PRC April 11, 2017	RMB	5,000,000	100%	Dormant
Hangzhou Huiyuan Investment Management Partnership Enterprise (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company
Henan Xinyuan Education Technology, Ltd.	PRC May 31, 2017	RMB	10,000,000	51%	Dormant
Shenzhen Ruizhuoxizhi Technology Development Co., Ltd.	PRC June 29, 2017	RMB	10,000,000	100%	Dormant

VIE:
Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”)	PRC June 15, 2006	RMB	250,000,000	65%	Real estate development

(1)	Acquired on January 25, 2017.
(2)	Acquired on January 18, 2017.
(3)	Acquired on January 18, 2017. The Company indirectly controls Hangmei Zhengxin through its subsidiary, Zhengzhou Hangmei, which owns 60% equity interest in Hangmei Zhengxing.
(4)	Acquired on May 10, 2017.
(5)	Acquired on June 23, 2017.
(6)	Acquired on June 28, 2017.
(7)	Acquired on June 20, 2017.

Equity holdings remained unchanged throughout the six months ended June 30, 2017 except for Zhengzhou Hangmei, Hangmei Zhengxing, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince and Henan Renxin.

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the PRC. In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2016. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of results to be

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

expected for any other interim period or for the full year of 2017. The condensed consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of June 30, 2017 and December 31, 2016 is variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. As of June 30, 2017 and December 31, 2016, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact its economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying the 65% equity interests, in accordance with PRC Company Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong is consolidated by the Company.

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016 (“transaction date”), June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping’an trust Co., Ltd. (“Ping’an trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping’an trust. On May 23, 2017, Ping’an trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$234.2 million (RMB1.59 billion) in aggregate to the Group. As of June 30, 2017, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of June 30, 2017.

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	December 31, 2016	June 30, 2017
	US$	US$
	(Audited)	(Unaudited)
Current assets	143,994,102	149,306,353
Non-current assets	10,184	62,117

Total assets	144,004,286	149,368,470

Current liabilities	109,607,206	115,503,856
Non-current liabilities	—	—

Total liabilities	109,607,206	115,503,856

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The financial performance and cash flows of the VIEs are as follows:

	Six months ended June 30,
	2016	2017
	US$	US$
	(Unaudited)	(Unaudited)
Revenue	97,735,245	—
Cost of revenue	(69,973,777)	—
Net income/(loss)	2,432,349	(1,338,996)
Net cash provided/(used in) by operating activities	17,690,147	(5,763,624)
Net cash used in investing activities	(4,627,334)	—
Net cash provided/(used in) by financing activities	20,839,240	(3,036,391)

As of June 30, 2017, the current liabilities of the VIE included amounts due to subsidiaries of the Group of US$110,471,203 (December 31, 2016: US$105,701,841), which was eliminated upon consolidation by the Company.

As of June 30, 2017, the land use rights included in real estate properties under development of the VIE of US$85,962,895 (December 31, 2016: US$76,002,595) were pledged as collateral for other debt. Creditors of the VIE have no recourse to the general credit of the primary beneficiary.

The VIE contributed nil (Six-month period ended June 30, 2016: 16.0%) of the Company’s consolidated revenues for the six-month period ended June 30, 2017.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables, deposit for land use rights, other deposits and prepayments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, classification of financial instruments, accounting for mandatorily redeemable non-controlling interests, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from September 22, 2017, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of the Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing on the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains or losses. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2016	December 31, 2016	June 30, 2017
	(Unaudited)	(Audited)	(Unaudited)
Period end RMB: US$ exchange rate	6.6312	6.9370	6.7744
Period average RMB: US$ exchange rate	6.5309	6.6401	6.8709

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d) Senior Secured Notes

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on June 6, 2019 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

On February 13, 2015, through a consent solicitation to the holders of the June 2019 Secured Notes, the Company amended the June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include changes to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company’s business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

On February 3, 2016, through a consent solicitation to the holders of the June 2019 Secured Notes, the Company amended the Indentures to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

On August 30, 2016, the Company issued notes with an aggregate principal amount of US$300,000,000 due on August 30, 2019 (the “August 2019 Senior Secured Notes”) at a coupon rate of 8.125% per annum payable semi-annually. Interest is payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019. Given that the August 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes were issued at par.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

On February 28, 2017, the Company issued notes with an aggregate principal amount of US$300,000,000 due on February 28, 2021 (the “February 2021 Senior Secured Notes”) at a coupon rate of 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021. Given that the February 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes were issued at a discount.

(e) Asset acquisitions and business combinations

Pursuant to ASC 805, Business Combinations (“ASC 805”), the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company accounted for its acquisitions of Hunan Erli on August 1, 2016 as asset acquisitions since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

The Company accounted for its acquisitions of Zhengzhou Hangmei, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince and Henan Renxin, on January 18, 2017, January 25, 2017, May 10, 2017, June 23, 2017, June 28, 2017 and June 20, 2017, respectively, as asset acquisitions since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(f) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2017, real estate development projects (Suzhou Lake Royal Palace, Kunshan Royal Palace, Zhengzhou Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Zhengzhou Xindo Park , Kunshan Xindo Park), which recognized gross profits in 2016, had changes in their estimated gross profit margins. As of June 30, 2017, each of these projects has a percentage of completion at 33.7% or more. As the construction cost and capitalized interest increased during the six months ended June 30, 2017, the Group revised upwards its prior total estimated costs in conjunction with the change in total estimated sales, which led to a decrease of the percentage completion and thus a decrease in the recognized revenues. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$21.2 million, US$15.9 million, US$0.12 per share, and US$0.12 per share, respectively, for the six months ended June 30, 2017.

(g) Long-term investments

The Company’s long-term investments consist of cost method investments and equity method investment. In accordance with ASC subtopic 325-20, Investments- Other: Cost Method Investments (“ASC 325-20”), for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20, Investments-Equity Method and Joint Ventures (“ASC 323-10-20”). The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

(h) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. In July 2015, the FASB deferred the effective date by one year and permitted early adoption of the standard, but not before the original effective date; therefore, ASU 2014-09 will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. The Company has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this ASU recognized at the date of initial application.

Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. The Company is currently assessing how the adoption of ASU 2014-09 and these ASUs will impact the consolidated financial statements and plan to adopt the guidance using the full retrospective approach for the fiscal year beginning January 1, 2018. Interpretations are on-going and upon initial evaluation, the Company believes the most significant effect relates to the timing of the recognition of real estate sales under the percentage-of-completion method.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating this guidance and the impact to the Company, as both lessor and lessee, on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company's current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (‘‘ASU 2017-05’’). ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Group’s consolidated financial statements or related disclosures unless there are modifications to the Group’s share-based payment awards.

3. Short-term investments

The short-term investments represent investments in REITs publicly traded on the Hong Kong Stock Exchange, money market instruments and publicly traded debt and equity securities, which are expected to be realized in cash during the next 12 months.

The Company accounts for the short-term investments in accordance with ASC subtopic 320-10, Investments-Debt and Equity Securities: Overall. The Company classified the REITs, investment in debt and equity securities, and money market instruments as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement.

The realized gains, and unrealized presented in the accompanying statements of comprehensive income are related to trading securities held during the periods presented.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The following summarizes the short-term investments measured at fair value at December 31, 2016 and June 30, 2017:

	December 31, 2016
	US$ (Audited)
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
Debt securities	20,601,816	20,599,683	2,133
REITs	15,612,864	15,266,447	346,417
Money market instrument	866,630	864,927	1,703
Equity securities	2,229,285	2,344,204	(114,919)

Total	39,310,595	39,075,261	235,334

	June 30, 2017
	US$ (Unaudited)
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
REITs	20,584,438	19,446,224	1,138,214
Money market instrument	20,711,963	20,700,917	11,046
Equity securities	8,389,322	7,761,003	628,319

Total	49,685,723	47,908,144	1,777,579

During the six months ended June 30, 2017, US$2,844,695 (June 30, 2016: US$915,903) net realized gain and US$1,777,579 (June 30, 2016: US$766,955) unrealized gain for trading securities are included in earnings.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties development completed and under development

The following summarizes the components of real estate properties under development at December 31, 2016 and June 30, 2017:

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Development completed:
Zhengzhou Century East A	2,277,168	2,361,326
Suzhou International City Garden	89,490	1,119,152
Suzhou Xin City	16,624,117	2,393,842
Kunshan International City Garden	867,612	500,541
Jinan Xinyuan Splendid	2,309,387	2,184,911
Zhengzhou Xin City	15,762,256	13,306,319
Beijing Xindo Park	52,671,437	53,344,269
Suzhou Lake Royal Palace	76,426,976	43,705,398
Xingyang Splendid Phase I	11,344,548	11,431,860
Zhengzhou Xindo Park (residential)	9,985,798	13,806,463
Shanghai Yipin Royal Palace	91,307,299	87,599,106
New York Oosten	197,513,164	149,484,538

Real estate properties development completed	477,179,252	381,237,725

Underdevelopment:
Current:
Xuzhou Colorful City	39,910,908	33,046,389
Kunshan Royal Palace	106,317,899	38,619,020
Xingyang Splendid Phase II	65,914,086	43,725,121
Xingyang Splendid Phase III	25,059,220	31,967,125
Xingyang Splendid Phase IV	7,355,332	7,887,063
Zhengzhou Xindo Park (commercial)	97,287,900	79,496,983
Jinan Royal Palace	267,899,017	199,769,258
Sanya Yazhou Bay No. 1	142,950,465	144,727,730
Changsha Xinyuan Splendid	213,231,900	148,336,752
Chengdu Thriving Family	265,695,975	221,551,800
Jinan Xin Central	120,430,389	91,938,057
Zhengzhou Fancy City	67,957,047	10,331,557
Tianjin Spring Royal Palace	90,412,297	43,431,954
Henan Xin Central I	112,073,981	19,502,055
Henan Xin Central II	51,633,387	55,501,531
Zhengzhou Fancy City II (South)	52,819,852	6,107,657
Zhengzhou Fancy City II (North)	36,768,148	39,037,795
Xi’an Metropolitan	228,453,322	179,817,353
Kunshan Xindo Park	94,591,527	49,679,451
Zhengzhou International New City I	140,971,898	117,407,233
Zhengzhou International New City II	58,441,356	80,977,870
Beijing Liyuan Project	149,726,569	163,024,914
Changsha Mulian Royal Palace	53,014,425	78,740,605
Changsha Renmin East Road project	—	48,005,908

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Zhengzhou International New City III	—	112,787,054
Zhuhai Prince Project	—	88,917,347
Xi’an Aerospace City Project	—	125,116,008
Kunshan Zhongyu Project	—	112,212,422
Zhengzhou International New City IV	—	26,618,466
Zhengzhou Hangmei Project	—	7,988,683
XIN Eco Marine Group Properties Sdn Bhd	9,961,455	10,511,324
Hudson Garden Project	64,926,299	72,088,154
Flushing Project	68,572,237	73,422,742

	2,632,376,891	2,562,293,381
Profit recognized	332,294,461	178,898,299
Progress billings	(1,245,536,188)	(605,965,312)

Total real estate properties under development	1,719,135,164	2,135,226,368

Total real estate properties development completed and under development	2,196,314,416	2,516,464,093

As of June 30, 2017, land use rights included in the real estate properties under development totaled US$1,570,542,771 (December 31, 2016: US$1,231,794,738).

As of June 30, 2017, land use rights with an aggregate net book value of US$481,999,694 (December 31, 2016: US$379,078,976) were pledged as collateral for certain bank loans and other debts. As of June 30, 2017, real estate properties under development with an aggregate net book value of US$39,730,922 (December 31, 2016: US$119,208,603) were pledged as collateral for certain bank loans.

5. Other long-term investment and investment in joint ventures

As of December 31, 2016 and June 30, 2017, the other long-term investment consisted of the following:

	Initial Cost	Ownership	December 31, 2016	June 30, 2017
	US$		US$	US$
			(Audited)	(Unaudited)
Cost method investee
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	—	738,073
Equity method investee
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (limited partnership)	8,118,800	19.96%	—	8,118,800

Total	9,098,521		241,648	9,098,521

As of June 30, 2017 and December 31, 2016, the Group recognized no investment profit or loss. During the six months ended June 30, 2017, investment in joint ventures remains unchanged. As of June 30, 2017 and December 31, 2016, management noted no indicators of impairment related to  its other long-term investment and investment in joint ventures.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership ( “Shenzhen Qianhai”), with third parties and injected US$8.1 million. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The total capital to be raised of the Fund is US$72.6 million and the Company is required to invest US$14.5 million, representing 19.96% of the total capital. The Company has influence over Shenzhen Qianhai operation and financial decisions and accounted for the investment under equity method in accordance with according with ASC  323 - 30 Investments - Equity method and joint ventures - Partnerships, joint ventures, and limited liability entities.

6. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans as of December 31, 2016 and June 30, 2017 consisted of the following:

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Loan from The Bank of East Asia
Due June 2, 2017, at 1.1% plus 3 month LIBOR(2)	34,421,617	—
Due June 1, 2018, at 1.1% plus 3 month LIBOR(2)	—	34,421,617
	34,421,617	34,421,617
Loan from Ping'an Real Estate Co., Ltd.
Due April 20, 2017, at 6.00% per annum(1)	43,246,360	—

Loan from Huarong International Trust Co.,Ltd.
Due September 30, 2017, at 8.30% per annum(3)	100,908,174	73,807,275

Loan from Bank of China International Limited
Due June 18, 2018, at 2.51% per annum	—	1,626,908

Total short-term bank loans and other debt	178,576,151	109,855,800

(1)	These loans were paid in full during first half year of 2017.
(2)

The loan contract with the Bank of East Asia was amended to extend the maturity date of the loan. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. Pursuant to the amended loan contract, this loan is denominated in US$ and is secured by restricted cash of US$37,346,481 (December 31, 2016: US$36,471,097).

(3)

Pursuant to the agreements with Huarong International Trust Co., Ltd, this other short-term debt is secured by the Group’s 65.98% equity interest of Shaanxi Zhongmao and the Group’s land use rights with net book value of US$21,392,312 (December 31, 2016: US$24,975,886) and Group’s real estate properties under development with net book value of US$23,704,238 (December 31, 2016: US$27,560,029).

As of June 30, 2017, except when otherwise indicated, the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$23,704,238 (December 31, 2016: US$27,560,029), land use rights with net book value of US$21,392,312 (December 31, 2016: US$24,975,886).

The weighted average interest rate on short-term bank loans and other debt as of June 30, 2017 was 6.28% (December 31, 2016: 6.53%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

7. Long-term bank loans

Long-term bank loans as of December 31, 2016 and June 30, 2017 consisted of the following:

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Loan from ICBC
Due December 26, 2021, at 6.175% per annum(1)	144,154,534	145,153,814
Due December 22, 2021, at 6.175% per annum(1)	—	72,577,645
Due December 30, 2021, at 6.600% per annum(1)	—	67,902,692
	144,154,534	285,634,151

Loan from Bank of China
Due March 27, 2018, at 5.230% per annum(1)	43,246,360	36,903,637

Loan from China Guangfa Bank
Due December 15, 2018, at 4.75% per annum(1)	4,612,945	10,067,312

Loan from Bank of Bohai
Due March 14, 2019 at 5.415% per annum(1)	42,525,587	42,070,146

Loan from Bank of Beijing
Due October 31, 2019 at 6.175% per annum(1)	18,740,089	18,451,819
Due February 14, 2020 at 4.750% per annum(1)	—	47,623,407
	18,740,089	66,075,226
Loan from The Bank of East Asia
Due April 26, 2018, at 1.25% plus 3 month LIBOR(2)	13,250,000	13,250,000
Due June 1, 2018, at 1.25% plus 3 month LIBOR(2)	9,675,655	9,675,655
Due June 5, 2018, at 1.25% plus 3 month LIBOR(2)	10,000,000	10,000,000
Due August 15, 2018, at 1.25% plus 3 month LIBOR(2)	20,000,000	20,000,000
Due August 30, 2018, at 1.1% plus 3 month LIBOR(2)	9,700,000	9,700,000
Due September 19, 2018, at 1.1% plus 3 month LIBOR(2)	2,220,000	2,220,000
	64,845,655	64,845,655

Total	318,125,170	505,596,127

Current portion of long term bank loans	(82,240,161)	(144,650,678)

Total long-term bank loans	235,885,009	360,945,449

(1)

Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of June 30, 2017.

(2)

Pursuant to the loan contract with The Bank of East Asia, these six loans from The Bank of East Asia, amounting to US$13.3 million, US$9.7 million, US$10.0 million, US$20.0 million, US$9.7 million and US$2.2 million respectively, are denominated in US$ and are secured by restricted cash of US$13,484,589 (December 31, 2016: US$13,168,517), US$10,037,789 (December 31, 2016: US$9,802,508), US$10,333,018 (December 31, 2016: US$10,090,817), US$20,990,789 (December 31,

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

2016: US$20,498,775), US$10,188,356 (December 31, 2016: US$9,949,546), and US$2,332,310 (December 31, 2016: US$2,277,642) respectively.

As of June 30, 2017, except when otherwise indicated, the Group’s long term bank loans were denominated in RMB and were mainly secured by the Group’s land use rights with net book value of US$249,803,342 (December 31, 2016: US$103,643,167) and restricted cash with net book value of US$67,366,851 (December 31, 2016: US$65,787,805).

The interest rates of these bank loans denominated in RMB are adjustable based on the range of 100% to 139% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of June 30, 2017 was 5.45% (December 31, 2016: 5.07%).

8. Other long-term debt

As of December 31, 2016 and June 30, 2017, other long-term debt consisted of the following:

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
June 2019 Senior Secured Notes due on June 6, 2019 at 13% per annum	187,314,242	193,903,083
August 2019 Senior Secured Notes due on August 30, 2019 at 8.125% per annum	294,819,248	294,336,357
February 2021 Senior Secured Notes due on February 28, 2021 at 7.75% per annum	—	286,025,730
Corporate bonds due on December 28, 2020 at 7.5% per annum	143,484,912	147,091,896
Corporate bonds due on January 27, 2021 at 7.47% per annum	100,618,930	103,101,611
Corporate bonds due on March 14, 2021 at 7.09% per annum	71,860,897	73,632,132
Corporate bonds due on August 15, 2019 at 7.50% per annum	215,084,667	220,339,777
Corporate bonds due on April 7, 2020 at 8.20% per annum	—	165,874,391
Collateralized loan due on June 25, 2017 at 8.5% per annum(1)	43,246,360	—
Collateralized loan due on March 31, 2018 at 11% per annum	21,623,180	14,761,455
Collateralized loan due on November 6, 2018 at 8.2% per annum	23,064,725	28,046,764
Collateralized loan due on May 10, 2018 at 9.4% per annum	26,668,589	27,308,692
Collateralized loan due on May 30, 2018 at 9.0% per annum (2)	64,869,540	33,951,346
Collateralized loan due on June 19, 2018 at 9.5% per annum (1)	50,454,087	—
Collateralized loan due on July 31, 2021 at 8.0% per annum	46,129,451	47,236,656
Collateralized loan due on August 2, 2021 at 8.0% per annum	5,333,718	5,461,738
Collateralized loan due on November 23, 2024 at 6.9% per annum	43,246,360	41,701,110
Collateralized loan due on March 18, 2020 at 7.37% per annum	—	33,951,346
Non-controlling shareholder's loan due on February 28, 2018 at 10.5% per annum (1)	20,614,098	—
Non-controlling shareholder's loan due on February 28, 2018 at 8.5% Per annum (1)	103,719,187	—
Non-controlling shareholder's loan due on May 30, 2019 at 8.5% per annum (3)	—	234,190,482
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR per annum (1)	48,457,937	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% per annum (4)	10,000,000	10,000,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% per annum (4)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% per annum (4)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% per annum (4)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95% per annum (4)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95% per annum (4)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% per annum (4)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95% per annum (4)	9,500,000	9,500,000
Kent EB-5 LLC loan due on September 12, 2021 at 5.95% per annum (4)	500,000	500,000
Ozarks loan due on July 13, 2017 at 4.50% plus 1 month LIBOR Per annum (1)	26,636,117	—
Ozarks loan due on March 24, 2020 at 4.50% plus 1 month LIBOR per annum (5)	—	21,416,962

Total principal of other long-term debt	1,597,246,245	2,032,331,528

Total	1,597,246,245	2,032,331,528
Current portion of other long-term debt	(622,454,921)	(932,768,409)

Total other long-term debt	974,791,324	1,099,563,119

(1)	These loans were paid in full during first half year of 2017.
(2)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Changsha Wanzhuo.
(3)

Pursuant to the agreements with Ping An Trust Co., Ltd., which is the non-controlling shareholder of Ruihao Rongtong, this other long-term debt is secured by the Group’s 65% equity interest in Ruihao Rongtong and the Group’s land use rights with net book value of US$85,962,895 (December 31, 2016: nil).

(4)

Pursuant to the agreements with Kent EB-5 LLC, this other long-term debt amounting to US$60 million in total, is denominated in US$ with maturity dates that vary from January 23, 2020 to September 12, 2021.

(5)

Pursuant to the agreements with Bank of Ozarks (“Ozarks”), Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks.

As of June 30, 2017, except when otherwise indicated, the Group’s other long-term debt were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$16,026,684 (December 31, 2016: US$91,648,575), land use rights with net book value of US$210,804,040 (December 31, 2016: US$250,459,922) and real estate properties held for lease with net book value of US$24,265,078 (December 31, 2016: US$23,696,316) and real estate properties development completed with net book value of US$44,506,313 (December 31, 2016: US$13,437,413).

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2019 Indenture”). The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the June 2019 Senior Secured Notes, in whole or in part, at 106.5% and 103.25% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on June 6, 2017 and June 6, 2018, respectively.

At any time prior to June 6, 2017, the Company may at its option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6 2017 the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes issued on December 6, 2013 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Secured Senior Notes.

The June 2019 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016).

August 2019 Senior Secured Notes

On August 30, 2016, the Company issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017.

The effective interest rate of August 2019 Senior Secured Notes is 9.06%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The August 2019 Senior Secured Notes were issued pursuant to an indenture, dated August 30, 2016, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “August 2019 Indenture”). The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the August 2019 Indenture. The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to August 30, 2019, the Company may at its option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Secured Senior Notes.

The August 2019 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the August 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the August 2019 Indenture) of 2.50 to 1.0.

February 2021 Senior Secured Notes

On February 28, 2017, The Company issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

The effective interest rate of February 2021 Senior Secured Notes is 8.68%.

The February 2021 Senior Secured Notes were issued pursuant to an indenture, dated February 28, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “February 2021 Indenture”). The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the February 2021 Indenture. The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to February 28, 2021, the Company may at its option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, the Company may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Secured Senior Notes.

The February 2021 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the February 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the February 2021 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

Onshore corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016.

On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.7 billion (US$107 million) due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.5 billion (US$77 million) due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

Given that above three tranches of onshore corporate bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these three tranches of onshore corporate bonds under the requirements of ASC 815, Derivatives and Hedging. These three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds,

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Xinyuan (China) Real Estate, Ltd. may increase the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to increase the interest rate.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new first tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New First Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.

On April 7, 2017, Xinyuan (China) Real Estate, Ltd. issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$167 million) due on April 7, 2020 (the “New Second Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Given that above two tranches is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these two tranches under the requirements of ASC 815, Derivatives and Hedging. These two tranches were issued at par. Upon the first anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd. may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of these two tranches have been classified as current liabilities as of June 30, 2017.

9. Income taxes

(a) Effective tax rate

Our effective income tax rate (“ETR”) was 59.0% in the first six months of 2017 compared to 43.8% in the first six months of 2016. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a LAT rebate of approximately US$9.1 million during the six months ended June 30, 2016 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$
Balance as of December 31, 2016 (Audited)	20,491,988
Movement in current year due to foreign exchange rate fluctuation (unaudited)	1,779
Balance as of June 30, 2017 (Unaudited)	20,493,767

The current year movement in the liability for unrecognized tax benefits of US$1,779 was caused by the US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from foreign currency translation.

On January 1, 2017, the Group adopted Accounting Standards Update (“ASU”) No. 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes and classified deferred tax assets and liabilities as noncurrent on the consolidated balance sheets for all periods presented.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

10. Related party and employee transactions

(a) Amounts due from related parties

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Beijing Starry Sky Cinema Co., Ltd.	17,731,875	20,559,007
Beijing Aijieli Technology Development Co., Ltd.	—	1,327,623
Beijing Ruizhuo Xitou Technology Development Co., Ltd.	—	1,218,001
Beijing Ruizhuo Xichuang Technology Development Co., Ltd.	—	1,479,316
	17,731,875	24,583,947

As of December 31, 2016, the balance due from Beijing Starry Sky Cinema Co., Ltd. is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

As of June 30, 2017, the balance due from Beijing Starry Sky Cinema Co., Ltd., Beijing Aijieli Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd. and Beijing Ruizhuo Xichuang Technology Development Co., Ltd. are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

(b) Amounts due from employees

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Advances to employees	620,462	1,482,166

The balance represents cash advances to employees for traveling expenses and other expenses. These balances are unsecured, bear no interest and have no fixed payment terms.

(c) Amounts due to related parties

	December 31,	June 30,
	2016	2017
	US$	US$
	(Audited)	(Unaudited)
Shenzhen Pingjia Investment Management Co., Ltd.-current	66,229,724	69,307,495
Xinzheng Meihang Network Technology Co., Ltd.-non current	—	1,542,922

Total	66,229,724	70,850,417

Shenzhen Pingjia Investment Management Co., Ltd. (“Shenzhen Pingjia”) is the non-controlling interest shareholder of Zhengzhou Xinnan, one of the Company’s subsidiaries. As of December 31, 2016, Shenzhen Pingjia advanced US$63,572,149 of working capital funds to Zhengzhou Xinnan that is expected to be repaid in one year. Of the amount advanced, US$24,086,781 was in the form of an unsecured interest bearing loan at an annual rate of 12%, which has no fixed payment terms, and bears accrued interest amounting US$2,657,575 as of December 31, 2016. The remaining advances were unsecured and bore no interest. As of June 30, 2017, Shenzhen Pingjia advanced US$65,098,016 of working capital funds to Zhengzhou Xinnan that is expected to be repaid in one year. Of the amount advanced, US$24,664,915 was in the form of an unsecured interest bearing loan at an annual rate of 12%, which

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

has no fixed payment terms, and bears accrued interest amounting US$4,209,479 as of June 30, 2017. The remaining advances were unsecured and bore no interest.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling interest shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of June 30, 2017, Meihang advanced US$1,333,221 of working capital funds to Zhengzhou Hangmei. Of the amount advanced, US$1,333,221 was in the form of an unsecured interest bearing loan, which has a three year payment terms, and bears interest at 10%. Accrued interest amounted to US$209,701 as of June 30, 2017.

(d) Others

On June 28, 2016, the Group sold 6% of its equity interest in Xinyuan Service to key management personnel for US$506,696, which was based on an appraised value by an independent valuer.

On June 15, 2017, Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”), the Group’s related parties, and a third party signed a partnership agreement to form a limited partnership, Beijing Future Xinruifeng Science and Technology Development Center (Limited Partnership) (“Xinruifeng”). The related parties that are partners of Xinruifeng comprise of (i) senior management members; and (ii) Beijing Xinyuan Future Investment Management Co., Ltd. (“Xinyuan Future”), which is also owned by one senior management member of the Company. The third party and the related parties are general partners of Xinruifeng whereas Xinyuan China is a limited partner.

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB30 million in Beijing Ruizhuo Xitou Technology Development Co., Ltd. (“Xitou”), a company owned by senior management members of the Company. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xitou(“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of June 30, 2017, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”), a company owned by senior management members of the Company. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of June 30, 2017, the Xichuang transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB40 million in Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”), a company owned by senior management of the Company. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of June 30, 2017, the Aijieli transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

All other related party transactions have been disclosed in Notes 1, 2a) and 13.

11. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Six months ended June 30,
	2016	2017
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - basic and diluted	32,644,969	16,538,924
Denominator:
Number of shares outstanding, basic	134,617,909	128,317,210
Stock options	859,813	1,816,284
Weighted average number of RSU Stocks	3,507,210	1,423,997

Number of shares outstanding-diluted	138,984,932	131,557,491

Basic earnings per share	0.24	0.13
Diluted earnings per share	0.23	0.13

During the six months ended June 30, 2017, 2,126,448 (June 30, 2016: 2,492,520) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

12. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shaanxi Province, Shanghai, Guangdong Province and Tianjin in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2016 and 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

												United
June 30, 2017	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	Guangdong	States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	310,052,480	90,048,443	83,735,642	27,328,499	(358,452)	64,349,469	45,475,935	66,515	20,884,490	25,017,000	—	85,213,505	17,064,802	768,878,328
Total cost of revenue	(204,360,388)	(74,796,010)	(85,664,472)	(25,417,147)	171,568	(43,922,474)	(36,779,295)	(1,193,203)	(12,049,740)	(18,934,711)	—	(82,424,628)	(13,018,729)	(598,389,229)
Gross profit	105,692,092	15,252,433	(1,928,830)	1,911,352	(186,884)	20,426,995	8,696,640	(1,126,688)	8,834,750	6,082,289	—	2,788,877	4,046,073	170,489,099
Operating income/(loss)	81,467,812	11,917,385	(7,201,671)	84,765	(15,298,935)	14,850,256	6,342,476	(1,756,304)	5,528,244	2,373,289	—	(3,589,348)	(7,627,598)	87,090,371
Total assets	1,455,874,656	458,638,434	603,555,687	237,504,997	305,989,521	129,322,390	272,212,733	102,368,555	99,211,187	458,639,745	88,928,527	330,737,398	363,884,460	4,906,868,290

												United
June 30, 2016	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	Guangdong	States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	119,553,302	70,374,878	202,685,834	29,813,930	(1,386,005)	3,226,183	47,149,283	52,878,300	29,313,476	34,631,218	—	10,637,670	13,128,767	612,006,836
Total cost of revenue	(83,659,454)	(58,616,170)	(165,396,280)	(18,113,763)	(11,700,115)	(2,124,254)	(33,555,074)	(46,647,351)	(19,632,495)	(27,805,359)	—	(8,478,447)	(10,078,647)	(485,807,409)
Gross profit	35,893,848	11,758,708	37,289,554	11,700,167	(13,086,120)	1,101,929	13,594,209	6,230,949	9,680,981	6,825,859	—	2,159,223	3,050,120	126,199,427
Operating income/(loss)	14,561,118	8,752,351	32,361,083	10,147,129	(26,215,331)	(678,037)	11,154,848	5,052,355	2,081,291	5,164,716	—	515,640	(9,224,349)	53,672,814
Total assets	1,280,769,729	341,341,744	579,948,282	228,230,266	363,653,591	105,150,545	157,933,901	104,433,782	27,670,527	157,696,610	—	214,905,849	202,621,534	3,764,356,360

13. Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of June 30, 2017, the Group had the following operating lease obligations falling due:

Amount
US$
(Unaudited)
July 1, 2017 - June 30, 2018	5,687,477
July 1, 2018 - June 30, 2019	3,699,424
July 1, 2019 - June 30, 2020	648,034
July 1, 2020 - June 30, 2021	448,408
July 1, 2021 and thereafter	1,101,269

Total	11,584,612

Capital lease commitments

The Group leases a corporate aircraft and equipment under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

As of June 30, 2017, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
(Unaudited)
July 1, 2017 - June 30, 2018	6,095,420
July 1, 2018 - June 30, 2019	6,095,420
July 1, 2019 - June 30, 2020	5,020,802
July 1, 2020 - June 30, 2021	4,811,602
July 1, 2021 and thereafter	—
Total minimum lease payments	22,023,244
Less interest	(4,616,803)
Capital lease obligations	17,406,441
Current maturities of capital lease obligations	(4,313,809)
Long-term capital lease obligations	13,092,632

Other commitments

As of June 30, 2017, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
(Unaudited)
July 1, 2017 - June 30, 2018	531,753,204
July 1, 2018 - June 30, 2019	326,020,438
July 1, 2019 - June 30, 2020	60,539,489
July 1, 2020 - June 30, 2021	3,699,504
July 1, 2021 and thereafter	17,139

Total	922,029,774

Contingencies

As of June 30, 2017, the Group provided guarantees of US$1,480,495,108 (December 31, 2016: US$1,672,868,791), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the contingency amounted to US$16.2 million in relation to deemed profit method being overturned is only reasonably possible as of June 30, 2017.

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The contractor subsequently filed a lawsuit in New York County Supreme court against 421 Kent for approximately US$20 million and punitive damages. In addition, the contractor has filed mechanics liens against 421 Kent for approximately US$20 million. 421 Kent believes the contractor’s claims are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. And an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim  totalling US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$8.5 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. At this stage of the proceedings, XDME cannot predict the outcome of this arbitration against XDME, whether in whole or in part, may result in a loss, if any. And an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

14. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency
translation adjustments
US$
Balance as of December 31, 2016 (Audited)	(34,682,888)
Other comprehensive income (unaudited)	23,426,959

Balance as of June 30, 2017 (Unaudited)	(11,255,929)

15. Non-controlling interests

The movement of non-controlling interest is as follows:

Amount
US$
Balance as of December 31, 2016 (Audited)	15,891,713
Net income attributable to non-controlling interest(unaudited)	11,655,638
Acquisition of Zhengzhou Hangmei (unaudited)	5,173,034
Effect of exchange rate (unaudited)	635,181

Balance as of June 30, 2017 (Unaudited)	33,355,566

16. Subsequent events

On July 10, 2017, the Company redeemed the June 2019 Senior Secured Notes for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company funded the redemption using the proceeds from the issuance of its February 2021 Senior Secured Notes.

Exhibit 99.2

Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended June 30, 2016 and 2017, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2016 and June 30, 2017 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

	Six months ended June 30,
	2016	2017
	US$	US$
	(Unaudited)	(Unaudited)
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	612,007	768,878
Total costs of revenue	(485,807)	(598,389)
Selling and distribution expenses	(16,922)	(28,559)
General and administrative expenses	(55,605)	(54,840)
Operating income	53,673	87,090
Net income	34,699	28,195
Net income attributable to non-controlling interest	(2,054)	(11,656)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	32,645	16,539
Earnings per share
-Basic	0.24	0.13
-Diluted	0.23	0.13
Shares used in computation
-Basic	134,617,909	128,317,210
-Diluted	138,984,931	131,557,491
Earnings per ADS(1)
-Basic	0.49	0.26
-Diluted	0.47	0.25

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Year ended December 31, 2016 and six months ended June 30, 2017
	2016	2017
	US$	US$
Cash dividends declared per ADS	0.30	0.20

1

	Year ended December 31, 2016 and six months ended June 30, 2017
	2016	2017
	US$	US$
	(in thousands except share, per share and per ADS data)
Other Operating Data
Number of projects launched	4	1
Aggregate GFA delivered(1) (m 2)	1,278,492	369,391

(1)

Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2016 and June 30, 2017:

	As of December 31, 2016 and June 30, 2017
	2016	2017
	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	578,244	953,511
Restricted cash	328,499	321,615
Deposits for land use rights	153,252	80,376
Real estate property under development	1,719,135	2,135,226
Total current assets	3,931,445	4,545,403
Total assets	4,236,445	4,906,868
Total current liabilities	2,060,609	2,286,658
Long-term bank loans	235,885	360,945
Other long-term debt	974,791	1,099,563
Common shares	16,051	16,151
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	900,260	918,323

(1)

Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the period end exchange rate and, for revenues and expenses, at the period average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

Exchange Rate Information

Our financial statements and other financial data included in this report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) period end exchange rates for assets and liabilities and (ii) period average exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

2

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this report or will use in the preparation of periodic reports or other information to be provided to you.

	As of and for the Year Ended December 31,					As of and for the Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Period-end US$: RMB exchange rate	6.2855	6.0969	6.1190	6.4936	6.9370	6.6312	6.7744
Period average US$: RMB exchange rate	6.3124	6.1956	6.1424	6.2272	6.6401	6.5309	6.8709

As of August 11, 2017, the US$: RMB exchange rate was 6.6642.

3

Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 27, 2017 (our "2016 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in our 2016 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of our 2016 Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 41 projects with total gross floor area (“GFA”) of 5,756,796 square meters. As of June 30, 2017, we had 31 projects in fourteen cities in China and the United States with estimated total GFA of 5,438,579 square meters under construction and planning, of which 18 projects with estimated total GFA of 3,681,270 square meters were under construction. As of December 31, 2015, we have sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters). In January 2016, we acquired a parcel of land in midtown Manhattan for US$57.5 million with gross floor area of approximately 9,755 square meters. In August 2016, we acquired another parcel of land in Flushing, Queens, New York for US$66.0 million with gross floor area of approximately 34,615 square meters.

Our total revenue, derived primarily from sales of residential real estate, has increased from US$612.0 million in the first six months of 2016 to US$768.9 million in the first six months of 2017. Our net income attributable to our shareholders was US$32.6 million and US$16.5 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, to demolish and re-settle and to commence construction quickly.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and since 2012 in the U.S.;
•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;
•	Location, number and type of our property developments;
•	Availability and cost of financing;
•	Acquisition of quality land use rights or title to quality properties in our target markets;
•	Changes in the price of raw materials and labor costs; and
•	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012 in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of June 30, 2017, 97.2% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. As we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasingly important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of the financial crisis, the general office of the PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also asked local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the People's Bank of China (“PBOC”) and the China Bank Regulatory Commission (“CBRC”) to tighten the supervision of bank lending to the real estate sector.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties were required to bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On October 9, 2014, the Ministry of Housing and Urban-Rural Development, or MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive six months will apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated Circular 122 which, among other things, allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

On March 7, 2016, during the National People's Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans, etc.

We believe that it is in the PRC government’s interest to stabilize the market, and the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure you that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing , among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

On August 27, 2015, the MOHURD, the MOF and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, PBOC and CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans, the minimum down payment ratio shall be at least 30%.

The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations, and we cannot guarantee that our operations will not be adversely affected by future government policies.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was recently reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

On February 17, 2016, MOF, State Administration of Taxation and MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the policies regarding deed tax and business tax do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. On April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. On February 29, 2016, the PBOC further reduced the reserve requirement ratio for large commercial banks by 0.5% to 16.5%, and small and middle sized financial institutions by 0.5% to 13% in order to free up more credit in China, effective from March 1, 2016. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time.

In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200 million aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%, which was subsequently redeemed early in October 2016 for an aggregate payment of US$206,237,340 with loss on extinguishment of debt of US$12,123,750. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt US$9,848,931. We also issued US$200 million  aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum, which was subsequently redeemed early in July 2017 for an aggregate payment of US$215,456,000 with loss on extinguishment of debt of US$13,000,000. In 2016, we issued US$300 million aggregate principal amount of our August 2019 Secured Notes which bear interest at 8.125% per annum. In 2017, we issued US$300 million aggregate principal amount of our February 2021 Senior Secured Notes which bear interest at 7.75% per annum.

Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan

(China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new first tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New First Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan (China) Real Estate, Ltd. issued a new second tranche of onshore corporate bonds with an aggregate principal amount of US$167 million due on April 7, 2020 (the “New Second Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe may improve our chances of successfully acquiring desired land. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market in China, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. Land use rights costs, including auction price and taxes, constituted 34.9% and 36.4% of our cost of revenue for the six months ended June 30, 2016 and 2017, respectively. During 2016 and six months ended June 30, 2017, we incurred an aggregate of US$414.6 million and US$887.9 million, respectively, for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the U.S. generally through off-market transactions, including resales and distressed sales. During 2016, we acquired two parcels of land in the U.S. In January 2016, we acquired a parcel of land in midtown Manhattan, New York with gross floor area of approximately 9,755 square meters. In August 2016, we acquired another parcel of land in Flushing, Queens, New York with gross floor area of approximately 34,615 square meters. During the six months ended June 30, 2017, we did not purchase any new properties in the U.S.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for flexible payments, subject to changes in certain cases, such as design changes during construction, changes in government-suggested steel prices, cement prices, as well as labor costs. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, Zhuhai in Guangdong Province and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, beginning in 2012, we expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 square meters). We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate-related services that we provide to residents and purchasers of our residential units.

	Six Months Ended June 30,
	2016		2017
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	594,466	97.1	746,338	97.1
Real estate leasing	2,980	0.5	4,593	0.6
Real Estate Management Services income	12,867	2.1	16,794	2.2
Other revenue	1,694	0.3	1,153	0.1
Total revenues	612,007	100.0	768,878	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was an unfavorable 5.2% for the six months ended June 30, 2017, compared to a favorable 6.6% for the six months ended June 30, 2016. These variances were due to the depreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2017 as compared to the appreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2016.

Real Estate Sales

Real estate sales mainly represent revenues from the sales of residential properties we develop. Throughout this Report on Form 6-K, real estate sales are stated at net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$34.9 million and US$6.7 million for the six months ended June 30, 2016 and 2017, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5%.

For the six months ended June 30, 2016 and 2017, we recognized all our real estate sales revenues in China under the percentage of completion method. For the six months ended June 30, 2016 and 2017, we had four and five projects in the U.S., respectively. All the revenues related to projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for the six months ended June 30, 2017 increased significantly principally due to higher percentage of completion from three of our major development projects Sanya Yazhou Bay No.1, Kunshan Xindo Park, and Zhengzhou International New City I launched in the fourth quarter of 2014, the third quarter of 2016 and the third quarter of 2016, respectively.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools and clubhouses in a number of our developments.

Real Estate Management Services

Real Estate management services income is recognized ratably as services are provided over the term of the property management agreements.

Other Revenue

Other revenue consists primarily of fees received for landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Six Months Ended June 30,
	2016		2017
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Costs of real estate sales
Land use rights costs	169,528	34.9	217,886	36.4
Construction costs	302,053	62.2	360,998	60.3
Total costs of real estate sales	471,581	97.1	578,884	96.7

Costs of real estate leasing	1,795	0.4	4,454	0.7
Cost of real estate management services	10,052	2.1	13,150	2.2
Other costs	2,379	0.4	1,901	0.4
Total costs of revenues	485,807	100.0	598,389	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. We acquired our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$36.0 million and US$61.9 million for the six months ended June 30, 2016 and June 30, 2017, respectively.

Future losses and impairment charges

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between pre-sale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the six months ended June 30, 2016 and June 30, 2017, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are generally 20 to 60 years.

Cost of Real Estate Management Services

Our cost of real estate management services consists of employee salaries, maintenance water and electricity charges.

Other Costs

Other costs represent costs incurred in connection with the landscaping and computer network engineering services and other real estate-related services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;
•	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

•	agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and
•	other related expenses.

As of June 30, 2017, we employed 83 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
•	traveling and office expenses;
•	professional fees, such as audit and legal fees; and
•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, mainly including US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013 (which was redeemed early in July 2017 at the redemption price equal to 106.5% of the principal amount), US$300 million principal amount of our August 2019 Senior Secured Notes, US$300 million principal amount of our February 2021 Senior Secured Notes, US$154 million principal amount of our first tranche of the Onshore Corporate Bonds issued in December 2015, US$107 million principal amount of our second tranche of the Onshore Corporate Bonds issued in January 2016, US$77 million principal amount of our third tranche of the Onshore Corporate Bonds issued in March 2016, US$216 million principal amount of our first tranche of non-public onshore bonds, US$167 million principal amount of our second tranche of non-public onshore bonds and US$234.2 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on corporate aircraft capital lease.

Except for an aggregate principal amount of US$182.3 million US$ denominated borrowing (US$99.3 million US$ denominated borrowings from The Bank of East Asia, US$1.6 million US$ denominated borrowings from Bank of China International Limited, US$60.0 million US$ denominated borrowings from Kent EB-5 LLC and US$21.4 million US$ denominated borrowings from Bank of the Ozarks), all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. As of June 30, 2017, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above-mentioned The Bank of East Asia borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from 1.1% plus 3 months LIBOR to 1.25% plus 3 months LIBOR. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2016 and June 30, 2017 was 6.53% and 6.28%.

The August 2019 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 8.125% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 7.75% per annum. Until redeemed, the June 2019 Senior Secured Notes in the principal amount of US$200 million bore interest at the fixed rate of 13.0% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$234.2 million and bear interest at rates of up to 8.5% per annum.

For the six months ended June 30, 2017, out of US$99.7 million total interest expenses incurred, US$29.5 million was charged to current year Statement of Comprehensive Income since the interest that was charged did not qualify for capitalization under U.S. GAAP.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Six Months Ended June 30,
	2016	2017
	US$	US$
Income before taxes	61,731,652	68,719,804
Provision for taxes	27,032,761	40,525,242
Effective tax rate	43.8%	59.0%

For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10, Income Tax (“ASC 740-10”), which has a balance of US$20.5 million and US$20.5 million as of December 31, 2016 and June 30, 2017 respectively. The current year movement in ASC 740-10 liability of nil was mainly recognized due to the undeclared exchange gain.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax (“LAT”), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

In prior years, the Company and its subsidiaries (collectively, the “Group”) has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations for another project expired as of December 31, 2013. The statute of limitations for the remaining project expired on April 27, 2014. Based on the above, there is no longer any contingency related to LAT for the foregoing three projects settled in prior years.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2016. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million as of June 30, 2017.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have four share-based compensation plans, our 2007 equity incentive plan, our 2007 long-term incentive plan, our 2014 Restricted Stock Unit Plan and our 2015 Incentive Plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of June 30, 2017, 3,221,698 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we have granted 7,926,068 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of June 30, 2017, 14,634,674 shares remained eligible for future grants under the plan.

We charged compensation cost of US$4.9 million and US$2.3 million, respectively, as of June 30, 2016 and June 30, 2017 in the general and administrative expenses.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Six Months Ended June 30,
	2016		2017
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	612,007	100.0	768,878	100.0
Cost of revenue	(485,807)	(79.4)	(598,389)	(77.8)

Gross profit	126,200	20.6	170,489	22.2
Selling and distribution expenses	(16,922)	(2.8)	(28,559)	(3.7)
General and administrative expenses	(55,605)	(9.1)	(54,840)	(7.1)

Operating income	53,673	8.7	87,090	11.4
Interest income	12,694	2.1	6,974	0.9
Interest expenses	(10,063)	(1.6)	(29,520)	(3.8)
Net realized gain on trading securities	916	0.1	2,845	0.4
Unrealized gain on trading securities	767	0.1	1,777	0.2
Exchange gains/(loss)	235	0.0	(97)	0.0
Other income	4,108	0.7	159	0.0
Share of loss of an equity investee	(598)	(0.1)	(508)	(0.1)
Income from operations before income taxes	61,732	10.0	68,720	9.0
Income taxes	(27,033)	(4.4)	(40,525)	(5.3)
Net income	34,699	5.6	28,195	3.7
Net income attributable to non-controlling interest	(2,054)	(0.3)	(11,656)	(1.5)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	32,645	5.3	16,539	2.2

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Revenue

Revenue increased by US$156.9 million, or 25.6%, to US$768.9 million for the six months ended June 30, 2017 from US$612.0 million for the six months ended June 30, 2016.

Real estate sales

Revenue from real estate sales increased by US$151.8 million, or 25.5%, to US$746.3 million for the six months ended June 30, 2017 from US$594.5 million for the six months ended June 30, 2016, mainly due to projects newly commenced pre-sales in the second half year of 2016 and in 2017.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the six months ended June 30, 2016, revenue was recognized in the amount of US$10.6 million for the sale of three units in the New York Oosten project. For the six months ended June 30, 2017, revenue was recognized in the amount of US$85.1 million for the sale of 55 units in the New York Oosten project.

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for the six months ended June 30, 2016 and 2017. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see “Critical Accounting Policies,” below.

Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2016	2017	2016	2017	2016		2017
	m²	%	%	%	%	US$	%(3)	US$	%(3)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	95.8	97.0	428,673	0.1	160,773	—
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	—	—	—	—
Chengdu Thriving Family	211,381	84.9	96.5	23.3	41.8	29,358,914	4.9	27,154,494	3.7
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	—	—	—	—
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	—	—	—	—
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	—	—	—	—
Suzhou Xin City	127,212	99.9	100.0	100.0	100.0	1,306,349	0.2	22,319	—
Suzhou Lake Royal Palace	169,631	97.3	99.6	66.7	85.2	77,247,203	13.0	18,777,784	2.5
Kunshan International City Garden Phase II	497,938	100.0	100.0	99.8	99.7	638,039	0.1	(440,471)	(0.1)
Kunshan Royal Palace	279,952	91.9	95.2	81.8	92.3	117,164,202	19.7	22,190,732	3.0
Kunshan Xindo Park	89,003	—	68.7	—	48.5	—	—	32,600,227	4.4
Xuzhou Colorful Garden	101,821	100.0	100.0	99.1	99.5	—	—	—	—
Xuzhou Colorful City	130,169	77.3	83.4	49.9	59.7	6,165,070	1.0	10,502,342	1.4
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	—	—	—	—
Jinan International City Garden	263,771	100.0	100.0	99.2	99.6	—	—	—	—
Jinan Xinyuan Splendid	572,235	99.4	99.5	99.1	99.1	6,181,865	1.0	1,446,911	0.2
Shandong Royal Palace	449,650	63.1	76.2	27.7	47.3	36,590,229	6.2	50,901,565	6.8
Jinan Xin Central	194,658	63.1	82.2	36.9	55.1	27,430,966	4.6	37,185,479	5.0
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Modern City	231,804	100.0	100.0	100.0	100.0	(1,168,330)	(0.2)	39,995	—
Zhengzhou Royal Palace	135,877	98.9	100.0	100.0	100.0	1,134,470	0.2	14,089	—
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	—	—	—	—

Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2016	2017	2016	2017	2016		2017
	m²	%	%	%	%	US$	%(3)	US$	%(3)
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Yipin Xiangshan Phase II	199,876	100.0	100.0	100.0	99.9	162,402	—	(5,982)	—
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.6	97,027	—	271,203	—
Zhengzhou Century East B	166,288	100.0	100.0	99.7	99.6	47,717	—	4,843,685	0.7
Zhengzhou Xin City	211,076	94.5	98.2	89.8	91.3	3,464,680	0.6	3,645,105	0.5
Henan Thriving Family	131,510	85.1	96.7	82.6	82.5	8,067,188	1.4	5,174,828	0.7
Henan Xin Central I	262,208	56.8	75.7	43.1	70.3	42,862,608	7.2	22,708,926	3.0
Xingyang Splendid Phase I	117,352	75.8	75.7	69.1	75.0	3,281,592	0.6	3,556,397	0.5
Xingyang Splendid Phase II	137,209	50.0	58.6	10.1	46.5	4,002,380	0.7	9,903,546	1.3
Xingyang Splendid Phase III	123,533	—	33.7	—	11.6	—	—	4,783,272	0.6
Zhengzhou Xindo Park	144,432	55.3	84.5	25.9	58.0	8,035,427	1.4	35,756,107	4.8
Zhengzhou Fancy City I	166,758	52.2	67.0	61.4	77.3	43,721,223	7.4	16,151,422	2.2
Zhengzhou International New City I	360,476	—	39.1	—	68.5	—	—	140,986,589	18.9
Zhengzhou Fancy City II (South)	84,065	42.6	63.3	5.6	77.0	3,079,465	0.5	23,874,668	3.2
Henan Xin Central II	109,808	—	53.6	—	46.5	—	—	35,717,175	4.8
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	—	—	(431)	—
Beijing Segment
Beijing Xindo Park	133,052	96.9	99.8	79.5	83.3	(1,905,398)	(0.3)	(464,596)	(0.1)
Changsha Segment
Changsha Xinyuan Splendid	251,573	76.2	90.0	35.0	64.5	46,404,819	7.8	45,375,823	6.1
Sanya Segment
Sanya Yazhou Bay No.1	117,162	68.1	86.2	6.6	36.5	3,224,766	0.5	64,342,097	8.6
Shanghai Segment
Shanghai Royal Palace	57,778	96.0	99.3	44.8	62.5	52,865,969	8.9	57,930	0.0
Xi'an Segment
Xi’an Metropolitan	290,663	68.5	97.4	34.6	50.9	34,626,285	5.8	23,133,904	3.1
Tianjin Segment
Tianjin Spring Royal Palace	278,570	31.3	47.7	28.6	29.1	29,312,481	4.9	20,872,027	2.8
US Segment
New York Oosten(4)	N/A	N/A	N/A	N/A	N/A	10,637,670	1.8	85,098,179	11.4
Total	8,687,557					594,465,950	100.0	746,338,113	100.0

(1)

Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(2)

Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method and under the full accrual method.
(4)

New York Oosten project is located in Brooklyn, New York, United States and consists of 216 units with a total GFA of 30,855 square meters. For the six months ended  June 30, 2017, we delivered 55 units and recognized revenue in the amount of US$85.1 million. We have delivered 161 of 216 units as of June 30, 2017.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the six months ended June 30, 2016 and 2017.

	For Six Months Ended June 30,
	2016			2017
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	449,051	—	—	169,980	—	—
Chengdu Thriving Family	35,123,850	41,383	849	24,441,745	10,800	2,263
Total	35,572,901	41,383	860	24,611,725	10,800	2,279
Jiangsu region
Suzhou Xin City	1,280,599	430	2,978	(616)	—	—
Suzhou Lake Royal Palace	74,117,246	25,896	2,862	19,130,698	6,500	2,943
Kunshan International City Garden	261,428	230	1,137	(271,477)	300	(905)
Kunshan Royal Palace	111,140,562	53,678	2,071	25,689,633	7,599	3,381
Kunshan Xindo Park	—	—	—	43,309,501	14,999	2,887
Xuzhou Colorful Garden	—	—	—	416,673	900	463
Xuzhou Colorful City	7,797,893	4,900	1,591	9,087,945	4,499	2,020
Total	194,597,728	85,134	2,286	97,362,357	34,797	2,798
Shandong region
Jinan International City Garden	93,280	118	791	(129,850)	304	(427)
Jinan Xinyuan Splendid	2,928,039	1,900	1,541	950,074	300	3,167
Jinan Royal Palace	45,887,616	45,344	1,012	55,287,136	35,600	1,553
Jinan Xin Central	37,142,868	24,401	1,522	28,376,507	15,099	1,879
Total	86,051,803	71,763	1,199	84,483,867	51,303	1,647
Henan region
Zhengzhou Royal Palace	(12,490)	(52)	240	(15,529)	—	—
Zhengzhou Modern City	51,540	—	—	53,145	171	311
Zhengzhou Yipin Xiangshan Phase II	95,132	—	—	(23,725)	—	—
Zhengzhou Century East A	102,693	34	3,020	286,000	—	—
Zhengzhou Century East B	243,081	(21)	(11,575)	5,289,813	—	—
Henan Xin City	(72,128)	—	—	3,187,839	200	15,939
Henan Thriving Family	329,263	300	1,098	385,260	302	1,276
Henan Xin Central I	67,936,684	55,988	1,213	12,469,488	4,000	3,117
Zhengzhou Xindo Park	12,274,936	12,102	1,014	35,468,421	36,100	983
Xingyang Splendid Phase I	2,103,585	2,624	802	6,457,095	6,688	965
Xingyang Splendid Phase II	7,514,888	9,500	791	20,211,273	24,000	842
Xingyang Splendid Phase III	—	—	—	15,729,665	15,433	1,019
Zhengzhou Fancy City I	77,195,588	58,600	1,317	13,599,586	3,398	4,002
Zhengzhou International New City I	—	—	—	366,264,835	208,431	1,757
Zhengzhou Fancy City II (South)	7,653,580	5,609	1,365	32,149,424	17,600	1,827
Henan Xin Central II	—	—	—	68,640,379	42,202	1,626
Total	175,416,352	144,684	1,212	580,152,969	358,525	1,618
Beijing region
Beijing Xindo Park	(482,168)	(400)	1,205	654,668	302	2,168
Changsha region
Changsha Xinyuan Splendid	58,845,873	63,794	922	51,860,137	37,919	1,368
Sanya region
Sanya Yazhou Bay No.1	7,392,029	3,982	1,856	77,721,012	34,338	2,263
Shanghai region
Shanghai Royal Palace	52,035,525	12,200	4,265	1,162,535	—	—
Xi’an region
Xi’an Metropolitan	49,035,970	47,495	1,032	17,519,317	12,600	1,390
Tianjin region
Tianjin Spring Royal Palace	95,582,632	81,200	1,177	17,625,187	10,800	1,632
Grand Total	754,048,646	551,235	1,368	953,153,774	551,384	1,729

The total square meters sold increased slightly to 551,384 square meters for the six months ended June 30, 2017 from 551,235 square meters for the six months ended June 30, 2016. The increase was mainly due to the ongoing positive momentum of real estate market in the first half year of 2017.

The overall aggregate average selling price per square meter for the six months ended June 30, 2017 increased to US$1,729 from US$1,368 for the six months ended June 30, 2016, primarily due to the average selling price of projects with slightly higher GFA sales in the first half year of 2017 is higher.

Chengdu region. The square meters in this region sold for the six months ended June 30, 2017 decreased to 10,800 square meters from 41,383 square meters for the six months ended June 30, 2016, primarily due to decreased sales of Chengdu Thriving Family which was launched in September 2014.

Jiangsu region. The square meters sold for the six months ended June 30, 2017 decreased to 34,797 square meters from 85,134 square meters for the six months ended June 30, 2016, primarily due to decreased sales of Suzhou Lake Royal Palace and Kunshan Royal Palace, for which presales were launched -sale in July 2014 and November 2013, partially offset by newly launched pre-sales of Kunshan Xindo Park, for which presales were launched –sale in July 2016. The average selling price per square meter for the six months ended June 30, 2017 increased to US$2,798 from US$2,286 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Kunshan market.

Shandong region. The square meters sold for the six months ended June 30, 2017 decreased to 51,303 square meters from 71,763 square meters for the six months ended June 30, 2016, primarily due to decreased units of sales of Jinan Royal Palace and Jinan Xin Central with higher selling price, for which presales were launched -sale in June 2014 and May 2015. The average selling price per square meter for the six months ended June 30, 2016 increased to US$1,647 from US$1,199 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Shandong market.

Henan region. The square meters sold for the six months ended June 30, 2017 increased to 358,525 square meters from 144,684 square meters for the six months ended June 30, 2016, mainly due to the launch of Zhengzhou International New City I, Henan Xin Central II and Xingyang Splendid Phase III, partially offset by reductions of saleable units of Zhengzhou Fancy City I and Henan Xin Central I. The average selling price per square meter for the six months ended June 30, 2017 increased to US$1,618 from US$1,212 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Henan market.

Beijing region. The square meters sold for the six months ended June 30, 2017 increased to 302 square meters from minus 400 square meters for the six months ended June 30, 2016. The average selling price per square meter for the six months ended June 30, 2017 increased to US$2,168 from US$1,205 for the six months ended June 30, 2016, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Changsha region. The square meters sold for the six months ended June 30, 2017 decreased to 37,919 square meters from 63,794 square meters for the six months ended June 30, 2016, mainly due to decreased sales of Changsha Xinyuan Splendid with the higher percentage of presale. The average selling price per square meter for the six months ended June 30, 2017 increased to US$1,368 from US$922 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Changsha market.

Sanya region. The square meters sold for the six months ended June 30, 2017 increased to 34,338 square meters from 3,982 square meters for the six months ended June 30, 2016. The average selling price per square meter for the six months ended June 30, 2017 increased to US$2,263 from US$1,856 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Sanya market.

Shanghai region. The square meters sold for the six months ended June 30, 2017 decreased to nil square meters from 12,200 square meters for the six months ended June 30, 2016. The average selling price per square meter for the six months ended June 30, 2017 decreased to nil from US$4,265 for the six months ended June 30, 2016. We had sold all the residential as of December 31, 2016. The contracts sales were mainly due to parking lots sales of Shanghai Royal Palace for the six months ended June 30, 2017.

Xi’an region. The square meters sold for the six months ended June 30, 2017 decreased to 12,600 square meters from 47,495 square meters for the six months ended June 30, 2016, mainly due to decreased sales of Xi’an Metropolitan with the higher percentage of presale. The average selling price per square meter for the six months ended June 30, 2017 increased to US$1,390 from US$1,032 for the six months ended June 30, 2016, which is attributable to the general increase of selling price in Xi’an market.

Tianjin region. The square meters sold for the six months ended June 30, 2017 decreased to 10,800 square meters from 81,200 square meters for the six months ended June 30, 2016, mainly due to decreased sales of Tianjin Spring Royal Palace with the higher percentage of presale. The average selling price per square meter for the six months ended June 30, 2017 increased to US$1,632 from US$1,177 for the six months ended June 30, 2016, resulting from increased sales of higher-priced  residential as a percentage of total sales.

Real estate management services

Real estate Management Services increased by US$3.9 million to US$16.8 million for the six months ended June 30, 2017 from US$12.9 million for the six months ended June 30, 2016.

Real estate leasing

Real estate leasing income increased by US$1.6 million to US$4.6 million for the six months ended June 30, 2017 from US$3.0 million for the six months ended June 30, 2016.

Other revenue

Other revenue decreased by US$0.5 million, to US$1.2 million for the six months ended June 30, 2017 from US$1.7 million for the six months ended June 30, 2016.

Cost of revenue

Cost of revenue increased by US$112.6 million, or 23.2%, to US$598.4 million for the six months ended June 30, 2017 from US$485.8 million for the six months ended June 30, 2016, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$107.3 million, or 22.8%, to US$578.9 million for the six months ended June 30, 2017 from US$471.6 million for the six months ended June 30, 2016. Total land use rights cost increased by US$48.4 million, or 28.6%, from US$169.5 million (34.9% of total costs of revenues) for the six months ended June 30, 2016 to US$217.9 million (36.4% of total costs of revenues) for the six months ended June 30, 2017, primarily due to increased sales of properties. The construction cost, including capitalized interest, increased by US$58.9 million, or 19.5%, to US$361.0 million for the six months ended June 30, 2017 from US$302.1million for the six months ended June 30, 2016.

Cost of real estate management services

Cost of real estate management services increased by US$3.1 million, or 30.7%, to US$13.2 million for the six months ended June 30, 2017 from US$10.1 million for the six months ended June 30, 2016.

Cost of real estate leasing

Cost of real estate leasing increased by US$2.7 million, or 150.0%, to US$4.5 million for the six months ended June 30, 2017 from US$1.8 million for the six months ended June 30, 2016.

Other costs

Other costs decreased by US$0.5 million, or 20.8%, to US$1.9 million for the six months ended June 30, 2017 from US$2.4 million for the six months ended June 30, 2016.

Gross profit

Gross profit increased by US$44.3 million, or 35.1%, to US$170.5 million for the six months ended June 30, 2017 from US$126.2 million for the six months ended June 30, 2016. Gross profit margin was 22.2% for the six months ended June 30, 2017 compared to 20.6% for the six months ended June 30, 2016.

Selling and distribution expenses

Selling and distribution expenses increased by US$11.7 million, or 69.2%, to US$28.6 million for the six months ended June 30, 2017 from US$16.9 million for the six months ended June 30, 2016. The increase was primarily due to our maintaining strict cost controls. As a percentage of revenue, selling and distribution expenses was 3.7% for the six months ended June 30, 2017 compared to 2.8% for the six months ended June 30, 2016. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses decreased by US$0.8 million, or 1.4%, to US$54.8 million for the six months ended June 30, 2017 from US$55.6 million for the six months ended June 30, 2016. As a percentage of revenue, general and administrative expenses were 7.1% for the six months ended June 30, 2017, compared to 9.1% for the six months ended June 30, 2016.The decrease was primarily due to a decrease in salary and welfare expenses as the average level of salary and bonus decreased, decreased share-based compensation due to the modification of accelerating service investing in connection with the termination of a key executive in 2016.

Interest income

Interest income was US$7.0 million for the six months ended June 30, 2017, compared to US$12.7 million for the six months ended June 30, 2016. The decrease in interest income mainly resulted from the decrease in the average cash balance.

Interest expense

For the period ended June 30, 2017, out of total interest costs incurred, US$29.5 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$99.7 million for the six months ended June 30, 2017, including US$96.5 million of interest on loans and notes, US$2.3 million of amortization of debt issuance costs and US$0.9 million of amortization of aircraft finance lease related interest.

For the period ended June 30, 2016, out of total interest costs incurred, US$10.1 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$90.7 million for the six months ended June 30, 2016, including US$86.6 million of interest on loans and notes, US$3.0 million of amortization of debt issuance costs and US$1.1 million of amortization of aircraft finance lease related interest.

Exchange gains

For the six months ended June 30, 2016 and 2017, we recorded US$0.2 and minus US$0.1 million unrealized foreign exchange gain, respectively.

Income taxes

Income taxes increased by US$13.5 million, to US$40.5 million for the six months ended June 30, 2017 from US$27.0 million for the six months ended June 30, 2016.

Our effective income tax rate (“ETR”) was 59.0% in the first six months of 2017 compared to 43.8% in the first six months of 2016. The ETR was different from the statutory tax rate of 25% due to the effects of the LAT, the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a LAT rebate of approximately US$9.1 million during the six months ended June 30, 2016 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms.

Net income attributable to our shareholders

Net income decreased by US$16.1 million to US$16.5 million for the six months ended June 30, 2017, from US$32.6 million for the six months ended June 30, 2016.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Kunshan and Xuzhou, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan province, (viii) property developments in Shanghai, (ix) property developments in Tianjin, (x) property developments in Xi’an, Shaanxi Province, (xi) property developments in the U.S. and (xii)“other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities.

	For Six Months Ended June 30,
	2016	2017
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	119,553	310,052
Total cost of revenue	(83,659)	(204,360)
Gross profit	35,894	105,692
Gross margin	30.0%	34.1%
Operating income	14,561	81,468
Jinan, Shandong
Total revenue	70,375	90,048
Total cost of revenue	(58,616)	(74,796)
Gross profit	11,759	15,252
Gross margin	16.7%	16.9%
Operating income	8,752	11,917
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	202,686	83,736
Total cost of revenue	(165,396)	(85,664)
Gross profit	37,290	(1,928)
Gross margin	18.4%	(2.3)%
Operating income/(loss)	32,361	(7,202)
Chengdu, Sichuan
Total revenue	29,814	27,328
Total cost of revenue	(18,114)	(25,417)
Gross profit	11,700	1,911
Gross margin	39.2%	7.0%
Operating income	10,147	85
Beijing
Total revenue	(1,386)	(358)
Total cost of revenue	(11,700)	172
Gross profit	(13,086)	(186)
Gross margin	944.2%	52.0%
Operating loss	(26,215)	(15,299)
Sanya, Hainan
Total revenue	3,226	64,349
Total cost of revenue	(2,124)	(43,922)
Gross profit	1,102	20,427
Gross margin	34.2%	31.7%
Operating (loss)/income	(678)	14,850
Changsha, Hunan
Total revenue	47,149	45,476
Total cost of revenue	(33,555)	(36,779)

	For Six Months Ended June 30,
	2016	2017
	(US$ in thousands, except for percentages)
Gross profit	13,594	8,697
Gross margin	28.8%	19.1%
Operating income	11,155	6,342
Shanghai
Total revenue	52,878	67
Total cost of revenue	(46,647)	(1,193)
Gross profit	6,231	(1,126)
Gross margin	11.8%	(1680.6)%
Operating income/(loss)	5,052	(1,756)
Tianjin
Total revenue	29,313	20,884
Total cost of revenue	(19,632)	(12,050)
Gross profit	9,681	8,834
Gross margin	33.0%	42.3%
Operating income	2,081	5,528
Xi’an, Shaanxi
Total revenue	34,631	25,017
Total cost of revenue	(27,805)	(18,935)
Gross profit	6,826	6,082
Gross margin	19.7%	24.3%
Operating income	5,165	2,373
US
Total revenue	10,638	85,214
Total cost of revenue	(8,478)	(82,425)
Gross profit	2,160	2,789
Gross margin	20.3%	3.3%
Operating income/(loss)	516	(3,589)
Others
Total revenue	13,130	17,065
Total cost of revenue	(10,081)	(13,020)
Gross profit	3,049	4,045
Gross margin	23.2%	23.7%
Operating loss	(9,224)	(7,627)

Six Months ended June 30, 2017 Compared to Six Months ended June 30, 2016

Zhengzhou, Henan. Total revenue increased by US$190.5 million, or 159.3%, from US$119.6 million for the six months ended June 30, 2016 to US$310.1 million for the six months ended June 30, 2017. The increase was primarily due to sales of units in Zhengzhou International New City I and Henan Xin Central II, for which presales were launched in September 2016 and October 2016. The gross profit for this region was US$105.7 million in the six months ended June 30, 2017, representing an increase of US$69.8 million, or 194.4%, as compared to US$35.9 million in the six months ended June 30, 2016. The operating income was US$81.5 million for the six months ended June 30, 2017, representing an increase of US$66.9 million, or 458.2%, from US$14.6 million in the six months ended June 30, 2016. Such increase was due to the increase in revenues as described above.

Jinan, Shandong. Total revenue increased by US$19.6 million or 27.8%, from US$70.4 million for the six months ended June 30, 2016 to US$90.0 million for the six months ended June 30, 2017. The gross profit for this region was US$15.3 million for the six months ended June 30, 2017, representing an increase of US$3.5 million, or 29.7%, as compared to US$11.8 million for the six months ended June 30, 2016. The operating income was US$11.9 million for the six months ended June 30, 2017, representing an increase of US$3.1 million, or 35.2%, as compared to US$8.8 million for the six months ended June 30, 2016. Such increase was primarily due to the increase in revenues of Jinan Royal Palace.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$119.0 million, or 58.7%, from US$202.7 million for the six months ended June 30, 2016 to US$83.7 million for the six months ended June 30, 2017. The decrease was primarily due to the decrease in sales of units in Suzhou Lake Royal Palace and Kunshan Royal Palace, due to the reduced number of units available for sale in these projects, offset by the increased sales of units in Kunshan Xindo Park launched in July 2016. The gross loss for the Jiangsu segment was US$1.9 million for the six months ended June 30, 2017, decreased by US$39.2 million, or 105.1%, from US$37.3 million for the six months ended June 30, 2016. The operating loss was US$7.2 million for the six months ended June 30, 2017, a decrease of US$39.6 million, or 122.2%, compared to an operating profit of US$32.4 million for the six months ended June 30, 2016. Such decrease was due to the decrease in revenues as described above.

Chengdu, Sichuan. Total revenue decreased by US$2.5 million, or 8.4%, from US$29.8 million for the six months ended June 30, 2016 to US$27.3 million for the six months ended June 30, 2017. The decrease was primarily due to the decrease in sales of units in Chengdu Thriving Family, due to the reduced number of units available for sale in this project. The gross profit for the Sichuan segment was US$1.9 million for the six months ended June 30, 2017, a decrease of US$9.8 million, or 83.8%, from US$11.7 million for the six months ended June 30, 2016. The operating income was US$0.1 million for the six months ended June 30, 2017, a decrease of US$10.0 million, or 99.0%, compared to US$10.1 million for the six months ended June 30, 2016.

Beijing. Total revenue increased by US$1.0 million, or 71.4%, from minus US$1.4 million for the six months ended June 30, 2016 to minus US$0.4 million for the six months ended June 30, 2017. The gross loss for the Beijing segment was US$0.2 million for the six months ended June 30, 2017, representing an increase by US$12.9 million from US$13.1 million for the six months ended June 30, 2016. The operating loss was US$15.3 million for the six months ended June 30, 2017, an increase of US$10.9 million, or 41.6%, compared to US$26.2 million for the six months ended June 30, 2016.

Sanya, Hainan. Total revenue increased by US$61.1 million, or 1,909.4%, from US$3.2 million for the six months ended June 30, 2016 to US$64.3 million for the six months ended June 30, 2017. The increase was primarily due to increase of revenues from sales of units in Sanya Yazhou Bay No.1 with the Sanya market improved. The gross profit for the Sanya segment was US$20.4 million for the six months ended June 30, 2017, increased by US$19.3 million from US$1.1 million for the six months ended June 30, 2016. The operating income was US$14.9 million for the six months ended June 30, 2017, representing an increase of US$15.6 million, compared to an operating loss of US$0.7 million for the six months ended June 30, 2016. Such increase was due to the increase in revenues as described above.

Changsha, Hunan. Total revenue decreased by US$1.6 million, or 3.4%, from US$47.1 million for the six months ended June 30, 2016 to US$45.5 million for the six months ended June 30, 2017. The decrease was primarily due to decrease in sales of units in Changsha Xinyuan Splendid, due to the reduced number of units available for sale in this project. The gross profit for the Changsha segment was US$8.7 million for the six months ended June 30, 2017, decreased by US$4.9 million, or 36.0%, from US$13.6 million for the six months ended June 30, 2016. The operating income was US$6.3 million for the six months ended June 30, 2017, decreased by US$4.9 million, or 43.8%, compared to US$11.2 million for the six months ended June 30, 2016. Such result was due to the decrease in revenues as described above.

Shanghai. Total revenue decreased by US$52.8 million, or 99.8%, from US$52.9 million for the six months ended June 30, 2016 to US$0.1 million for the six months ended June 30, 2017. The decrease was primarily due to decrease in sales of units in Shanghai Royal Palace, due to the reduced number of units available for sale in this project. The gross loss for the Shanghai segment was US$1.1 million for the six months ended June 30, 2017, decreased by US$7.3 million from a gross profit of US$6.2 million for the six months ended June 30, 2016. The operating loss was  US$1.8 million for the six months ended June 30, 2017, compared to an operating income of US$5.1 million for the six months ended June 30, 2016. Such decrease was due to the decrease in revenues as described above.

Tianjin. Total revenue decreased by US$8.4 million, or 28.7%, from US$29.3 million for the six months ended June 30, 2016 to US$20.9 million for the six months ended June 30, 2017. The decrease was primarily due to decrease in sales of units in Tianjin Spring Royal Palace. The gross profit for the Tianjin segment was US$8.8 million for the six months ended June 30, 2017, decreased by US$0.9 million, or 9.3%, from US$9.7 million for the six months ended June 30, 2016. The operating income was US$5.5 million for the six months ended June 30, 2017, increased by US$3.4 million, or 161.9%, compared to US$2.1 million for the six months ended June 30, 2016. Such increase was due to the increase of gross margin.

Xi’an, Shaanxi. In the first quarter of 2016, we obtained control over Shaanxi Zhongmao, which was previously accounted under equity method investment. We commenced sales of our first project in the Xi’an region,  Xi’an Metropolitan. Total revenue decreased by US$9.6 million, or 27.7%, from US$34.6 million for the six months ended June 30, 2016 to US$25.0 million for the six months ended June 30, 2017. The decrease was primarily due to decrease in sales of units in Xi’an Metropolitan, due to the reduced number of units available for sale in this project. The gross profit for the Xi’an segment was US$6.1 million for the six months ended June 30, 2017, decreased by US$0.7 million, or 10.3%, from US$6.8 million for the six months ended June 30, 2016. The operating income was US$2.4 million for the six months ended June 30, 2017, decreased by US$2.8 million, or 53.8%, compared to US$5.2 million for the six months ended June 30, 2016. Such decrease was due to the decrease in revenues as described above.

The U.S. Total revenue increased by US$74.6 million, or 703.8%, from US$10.6 million for the six months ended June 30, 2016 to US$85.2 million for the six months ended June 30, 2017. The increase was primarily due to increase of the delivery of units in New York Oosten project. This region had a gross profit of US$2.8 million and an operating loss of US$3.6 million in the six months ended June 30, 2017.

Others. Other revenue of US$17.1 million for the six months ended June 30, 2017 consisted of real estate-related services, including property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$4.0 million in the six months ended June 30, 2017, compared to a gross profit of US$3.0 million in the six months ended June 30, 2016.

Status of Projects as of June 30, 2017

The status of each of our projects under construction and under planning as of June 30, 2017, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Xuzhou Colorful City

As of June 30, 2017, the carrying value of this project was US$28.0 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$106.5 million relative to total estimated cost of US$127.8 million. In the period ended June 30, 2017, we had contract sales of US$9.1 million with area sold of 4,499 square meters at an average selling price of US$2,020 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2017 were US$114.0 million with total area sold of 83,069 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$188.2 million, or US$182.6 million net of business tax, relative to the total estimated cost of US$127.8 million, generating a gross margin of 30.0%.

Kunshan Royal Palace

As of June 30, 2017, the carrying value of this project was US$26.7 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$366.6 million relative to total estimated cost of US$395.6 million. In the period ended June 30, 2017, we had contract sales of US$25.7 million with area sold of 7,599 square meters at an average selling price of US$3,381 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2017 were US$427.0 million with total area sold of 271,152 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$461.4 million, or US$442.5 million net of business tax, relative to the total estimated cost of US$395.6 million, generating a gross margin of 10.6%.

Jinan Royal Palace

As of June 30, 2017, the carrying value of this project was US$147.4 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$394.5 million relative to total estimated cost of US$517.4 million. In the period ended June 30, 2017, we had contract sales of US$55.3 million with area sold of 35,600 square meters at an average selling price of US$1,553 per square meter. Sales for this project began in June 2014 and cumulative contract sales through June 30, 2017 were US$294.2 million with total area sold of 284,750 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$614.4 million, or US$603.3 million net of business tax, relative to the total estimated cost of US$517.4 million, generating a gross margin of 14.2%.

Xingyang Splendid Phase II

As of June 30, 2017, the carrying value of this project was US$26.2 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$51.9 million relative to total estimated cost of US$88.5 million. In the period ended June 30, 2017, we had contract sales of US$20.2 million with area sold of 24,000 square meters at an average selling price of US$842 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2017 were US$61.0 million with total area sold of 78,410 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$131.1 million, or US$130.0 million net of business tax, relative to the total estimated cost of US$88.5 million, generating a gross margin of 31.9%

Chengdu Thriving Family

As of June 30, 2017, the carrying value of this project was US$203.1 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$294.5 million relative to total estimated cost of US$305.3 million. In the period ended June 30, 2017, we had contract sales of US$24.4 million with area sold of 10,800 square meters at an average selling price of US$2,263 per square meter. Sales for this project began in September 2014 and cumulative contract sales through June 30, 2017 were US$147.4 million with total area sold of 156,781 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$348.8 million, or US$343.8 million net of business tax, relative to the total estimated cost of US$305.3 million, generating a gross margin of 11.2%.

Changsha Xinyuan Splendid

As of June 30, 2017, the carrying value of this project was US$113.3 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$217.6 million relative to total estimated cost of US$241.8 million. In the period ended June 30, 2017, we had contract sales of US$51.9 million with area sold of 37,919 square meters at an average selling price of US$1,368 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2017 were US$215.8 million with total area sold of 226,973 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$332.5 million, or US$326.3 million net of business tax, relative to the total estimated cost of US$241.8 million, generating a gross margin of 25.9%.

Sanya Yazhou Bay No.1

As of June 30, 2017, the carrying value of this project was US$105.4 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$156.8 million relative to total estimated cost of US$182.0 million. In the period ended June 30, 2017, we had contract sales of US$77.7 million with area sold of 34,338 square meters at an average selling price of US$2,263 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2017 were US$100.8 million with total area sold of 51,562 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$275.4 million, or US$272.9 million net of business tax, relative to the total estimated cost of US$182.0 million, generating a gross margin of 33.3%.

Jinan Xin Central

As of June 30, 2017, the carrying value of this project was US$74.0 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$214.5 million relative to total estimated cost of US$260.9 million. In the period ended June 30, 2017, we had contract sales of US$28.4 million with area sold of 15,099 square meters at an average selling price of US$1,879 per square meter. Sales for this project began in May 2015 and cumulative contract sales through June 30, 2017 were US$187.6 million with total area sold of 129,658 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$336.3 million, or US$329.0 million net of business tax, relative to the total estimated cost of US$260.9 million, generating a gross margin of 20.7%.

Henan Xin Central I

As of June 30, 2017, the carrying value of this project was US$1.7 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$180.5 million relative to total estimated cost of US$238.4 million. In the period ended June 30, 2017, we had contract sales of US$12.5 million with area sold of 4,000 square meters at an average selling price of US$3,117 per square meter. Sales for this project began in April 2015 and cumulative contract sales through June 30, 2017 were US$239.6 million with total area sold of 208,508 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$339.3 million, or US$332.2 million net of business tax, relative to the total estimated cost of US$238.4 million, generating a gross margin of 28.2%.

Zhengzhou Xindo Park

As of June 30, 2017, the carrying value of this project was US$56.6 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$102.1 million relative to total estimated cost of US$120.9 million. In the period ended June 30, 2017, we had contract sales of US$35.5 million with area sold of 36,100 square meters at an average selling price of US$983 per square meter. Sales for this project began in April 2015 and cumulative contract sales through June 30, 2017 were US$107.6 million with total area sold of 107,332 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$184.5 million, or US$182.0 million net of business tax, relative to the total estimated cost of US$120.9 million, generating a gross margin of 33.6%.

Tianjin Spring Royal Palace

As of June 30, 2017, the carrying value of this project was US$26.6 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$128.4 million relative to total estimated cost of US$269.3 million. In the period ended June 30, 2017, we had contract sales of US$17.6 million with area sold of 10,800 square meters at an average selling price of US$1,632 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2017 were US$135.6 million with total area sold of 120,870 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$462.7 million, or US$458.6 million net of business tax, relative to the total estimated cost of US$269.3 million, generating a gross margin of 41.3%.

Xi’an Metropolitan

As of June 30, 2017, the carrying value of this project was US$167.3 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$315.4 million relative to total estimated cost of US$323.7 million. In the period ended June 30, 2017, we had contract sales of US$17.5 million with area sold of 12,600 square meters at an average selling price of US$1,390 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2017 were US$228.8 million with total area sold of 225,363 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$443.6 million, or US$434.7 million net of business tax, relative to the total estimated cost of US$323.7 million, generating a gross margin of 25.5%.

Zhengzhou Fancy City I

As of June 30, 2017, the carrying value of this project was US$1.1 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$105.7 million relative to total estimated cost of US$157.7 million. In the period ended June 30, 2017, we had contract sales of US$13.6 million with area sold of 3,398 square meters at an average selling price of US$4,002 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2017 were US$173.0 million with total area sold of 137,558 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$222.8 million, or US$217.1 million net of business tax, relative to the total estimated cost of US$157.7 million, generating a gross margin of 27.3%.

Zhengzhou Fancy City II (South)

As of June 30, 2017, the carrying value of this project was US$0.1 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$59.0 million relative to total estimated cost of US$93.2 million. In the period ended June 30, 2017, we had contract sales of US$32.1 million with area sold of 17,600 square meters at an average selling price of US$ 1,827 per square meter. Sales for this project began in May 2016 and cumulative contract sales through June 30, 2017 were US$104.2 million with total area sold of 70,765 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$135.4million, or US$134.6 million net of business tax, relative to the total estimated cost of US$93.2 million, generating a gross margin of 30.8%.

Kunshan Xindo Park

As of June 30, 2017, the carrying value of this project was US$46.1 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$106.2 million relative to total estimated cost of US$154.7 million.

In the period ended June 30, 2017, we had contract sales of US$43.3 million with area sold of 14,999 square meters at an average selling price of US$2,887 per square meter. Sales for this project began in July 2016 and cumulative contract sales through June 30, 2017 were US$122.6 million with total area sold of 46,503 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$252.9 million, or US$251.4 million net of business tax, relative to the total estimated cost of US$154.7 million, generating a gross margin of 38.5%.

Zhengzhou International New City I

As of June 30, 2017, the carrying value of this project was US$24.5 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$169.9 million relative to total estimated cost of US$434.2 million. In the period ended June 30, 2017, we had contract sales of US$366.3 million with area sold of 208,431 square meters at an average selling price of US$1,757 per square meter. Sales for this project began in September 2016 and cumulative contract sales through June 30, 2017 were US$423.1 million with total area sold of 258,376 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$617.6 million, or US$613.9 million net of business tax, relative to the total estimated cost of US$434.2 million, generating a gross margin of 29.3%.

Henan Xin Central II

As of June 30, 2017, the carrying value of this project was US$11.8 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$60.3 million relative to total estimated cost of US$112.4 million. In the period ended June 30, 2017, we had contract sales of US$68.6 million with area sold of 42,202 square meters at an average selling price of US$1,626 per square meter. Sales for this project began in October 2016 and cumulative contract sales through June 30, 2017 were US$79.0 million with total area sold of 51,208 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$170.0 million, or US$168.9 million net of business tax, relative to the total estimated cost of US$112.4 million, generating a gross margin of 33.5%.

Xingyang Splendid Phase III

As of June 30, 2017, the carrying value of this project was US$27.9 million, net of profit recognized and progress billings. As of June 30, 2017 the cumulative cost incurred on the project was US$30.5 million relative to total estimated cost of US$90.6 million. In the period ended June 30, 2017, we had contract sales of US$15.7 million with area sold of 15,433 square meters at an average selling price of US$1,019 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2017 were US$14.2 million with total area sold of 15,433 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$121.8million, or US$121.1 million net of business tax, relative to the total estimated cost of US$90.6 million, generating a gross margin of 25.2%

New York Oosten

In the period ended June 30, 2017, we have delivered 55 units for a total of US$85.1 million. As of June 30, 2017, we have delivered 161 units with a total GFA of 19,876 square meters out of the total 216 units with a total GFA of 30,855 square meters, for a total of US$237.2 million.

Critical Accounting Policies

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements and other financial information, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements and other financial information.

Revenue recognition

We apply either of two different methods for revenue recognition, full accrual method and percentage-of-completion method, depending on the expected construction period and timing of collection of sales prices.

Full accrual method

Revenue from sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from and the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is considered to be consummated when(a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which we are responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.
•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.
•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.
•	Sales prices are collectible.
•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

The Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. Under the seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts require a minimum down payment upon the contract execution date, followed by subsequent installment payments and a final payment upon delivery of the unit.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales amounts of US$20.5 million related to sales contracts of 238 apartments when determining revenue to be recognized under the percentage of completion method in the period ended June 30, 2017.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2016 and June 30, 2017, the gross amounts received from customers in excess of revenues recognized were US$605.6 million and US$462.2 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Income taxes

We account for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future utilization is uncertain. We assess the need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

Interest and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, we recognize in our consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Please see the more detailed discussion in Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Share-based compensation

Under ASC 718, Compensation-Stock Compensation, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using newly issued shares in the existing pool to satisfy any future exercise of share options and shares repurchased and held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

Real estate properties development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. We lease the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by us, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by us are included in current operating results.

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between pre-sale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For the years ended December 31, 2016 and June 30, 2017, we did not recognize any impairment for real estate properties completed and under development.

Leases

In accordance with ASC 840, Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: ( a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

On October 23, 2012, we entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft. On August 1, 2016, we entered into a sale and leaseback agreement with Shenzhen Zhong An for shopping mall equipment and upon expiration of the lease period and settlement of all the lease payments, we are entitled to purchase the leased assets at a nominal amount. The leases above-mentioned meet the transfer-of-ownership to the lessee criterion and are therefore, classified as capital leases. The capital leases are measured at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of comprehensive income. A leased asset is amortized in a manner consistent with the Company’s normal depreciation policy for owned assets.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

Treasury Shares

We accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30, Treasury Shares (“ASC 505-30”). When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of our shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review our share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of June 30, 2017, we had a balance of 31,307,988 treasury shares amounting to US$65,589,869.

Debt Securities

On December 6, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a final maturity date of June 7, 2019. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

In February 2015, through a consent solicitation to the holders of the June 2019 Secured Notes, we amended the June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include changes: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

In February 2016, through a consent solicitation to the holders of the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

On August 30, 2016, we issued notes with an aggregate principal amount of US$300,000,000 due on August 30, 2019 (the “August 2019 Senior Secured Notes”) at a coupon rate of 8.125% per annum payable semi-annually. Interest is payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019. Given that the August 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes were issued at par.

On February 28, 2017, we issued notes with an aggregate principal amount of US$300,000,000 due on February 28, 2021 (the “February 2021 Senior Secured Notes”) at a coupon rate of 7.75% per annum payable semi-annually. Interest is payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes Secured Notes have a four year term maturing on February 28, 2021. Given that the February 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes were issued at a discount.

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017. these three tranches of onshore corporate bonds were issued at par.

Given that these three tranches of onshore corporate bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815, Derivatives and Hedging. These three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to increase the interest rate.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new first tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New First Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan (China) Real Estate, Ltd. issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$167 million) due on April 7, 2020 (the “New Second Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Given that above two tranches is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these two tranches under the requirements of ASC 815, Derivatives and Hedging. These two tranches were issued at par. Upon the first anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of these two tranches have been classified as current liabilities as of June 30, 2017.

For additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes and onshore corporate bonds, see “B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - May 2018 Senior Secured Notes,” and “- June 2019 Senior Secured Notes,” and “- August 2019 Senior Secured Notes” and “- February 2021 Senior Secured Notes” and - “Onshore Corporate Bonds” below.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2017, real estate development projects (Suzhou Lake Royal Palace, Kunshan Royal Palace, Zhengzhou Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Zhengzhou Xindo Park , Kunshan Xindo Park), which recognized gross profits in 2016, had changes in their estimated gross profit margins. As of June 30, 2017, each of these projects has a percentage of completion at 33.7% or more. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2017, we revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to an increase of the percentage sold and thus an increase in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$21.2 million, US$15.9 million, US$0.12 per share, and US$0.12 per share, respectively, for the six months ended June 30, 2017.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.” As a result of our activities in the U.S. market, we also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangements with our subsidiaries (which is subject to foreign exchange rate fluctuation and regulatory risk).

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of June 30, 2017, approximately US$321.6 million, or 25.2% of our total cash balance reserve, were restricted cash.

In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, we acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In 2016, we acquired six parcels in Zhengzhou City for aggregate land costs of approximately US$210.0 million. In the six months ended June 30, 2017, we acquired three parcels in Zhengzhou City for aggregate land costs of approximately US$102.8 million.

From 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. In 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million. In 2016, we acquired three parcels in Beijing City, Kunshan City and Changsha City through the acquisitions of two companies for consideration of US$92.6 million. In the six months ended June 30, 2017, we acquired five parcels in Changsha City, Xi’an City, Zhengzhou City and Zhuhai City through the acquisitions of five companies for aggregate land costs of approximately US$551.2 million.

From 2016, we started to acquire parcels of land by judicial sales. In 2016, we acquired one parcel in Kunshan City through one judicial sale for consideration of US$66.9 million. In the six months ended June 30, 2017, we acquired one parcel in Kunshan City through one judicial sale for aggregate land costs of approximately US$111.4 million.

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

Cash Flows

	Six Months Ended June 30,
	2016	2017
	(US$ in thousands)
Net cash provided by/(used in) operating activities	16,479	(129,744)
Net cash provided by/(used in) investing activities	2,673	(11,295)
Net cash provided by financing activities	15,021	501,800
Net increase in cash and cash equivalents	34,173	360,761
Effect of exchange rate changes on cash and cash equivalents	(4,872)	14,506
Cash and cash equivalents at beginning of period	387,528	578,244
Cash and cash equivalents at end of period	416,829	953,511

Operating Activities

Net cash used in operating activities was US$129.7 million for the six months ended June 30, 2017, primarily attributable to an increase in real estate properties under development of US$191.0 million, an increase in real estate properties held for lease of US$31.0 million, a decrease in accounts payable of US$53.6 million, an increase in deposits for land use right of US$25.9 million, and the purchase of trading securities of US$583.5 million, partially offset by US$28.2 million in net income , the proceeds from disposal of trading securities of US$577.9 million, a decrease in real estate properties development completed of US$87.4 million, a decrease in other deposits and prepayments of US$44.9 million and an increase in other payables and accrued liabilities of US$40.8 million.

Net cash provided by operating activities was US$16.5 million for the six months ended June 30, 2016, primarily attributable to a decrease in other deposits and prepayments of US$29.4 million, a decrease in other receivables of US$119.5 million, US$34.7 million in net income, partially offset by an increase in deposits for land use right of US$41.4 million, an increase in amounts due to related parties of US$58.2 million, an increase in accounts payable of US$49.8 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of June 30, 2016 and June 30, 2017, we recorded current liabilities consisting of customer deposits of US$63.8 million and US$173.3 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$11.3 million in the six months ended June 30, 2017, and was mainly attributable to the purchase of property and equipment of US$2.7 million and the acquisition of other long-term investment of US$8.8 million.

Net cash provided by investing activities was US$2.7 million in the six months ended June 30, 2016, and was mainly attributable to the acquisition of subsidiaries, net of cash acquired of US$15.1 million, partially offset by acquisition of other equity method investments of US$11.5 million.

Financing Activities

Net cash provided by financing activities was US$501.8 million in the six months ended June 30, 2017, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$967.9 million, a decrease in restricted cash of US$13.7 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$440.5 million, purchase of treasury shares of US$11.9 million and dividend distributions of US$13.7 million.

Net cash provided by financing activities was US$15.0 million in the six months ended June 30, 2016, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$704.6 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$544.6 million, an increase in restricted cash of US$111.2 million, and dividend distributions of US$7.0 million.

Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2016 and June 30, 2017, respectively, were as follows.

	As of December 31, 2016	As of June 30, 2017
	US$	US$
Short-term bank loans and other debt	178,576,151	109,855,800
Long-term bank loans	235,885,009	360,945,449
Other long-term debt	974,791,324	1,099,563,119
Current portion of long-term bank loan and other debt	704,695,082	1,077,419,087

Total	2,093,947,566	2,647,783,455

As of December 31, 2016, and June 30, 2017, the weighted average interest rate on our short-term bank loans was 6.53% and 6.28%, respectively. As of June 30, 2017, US$73.8 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. US$34.4 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. The remaining US$1.6million was denominated in U.S. dollars and was secured by nothing.

As of December 31, 2016, and June 30, 2017, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.07% and 5.45%, respectively. As of June 30, 2017, US$440.8 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights. The remaining US$64.8 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Senior Secured Notes

Our obligations under the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the indenture governing the June 2019 Senior Secured Notes (the “June 2019 Indenture”), the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), and the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the June 2019 Indenture, the August 2019 Indenture and the February 2021 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

In February 2015, pursuant to a consent solicitation to the holders of the June 2019 Senior Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

In February 2016, through a consent solicitation to the holders of the June 2019 Senior Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the

Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

The June 2019 Indenture, the August 2019 Indenture and the February 2021 Indenture continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes or the February 2021 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.75 to 1.0(reduced from 3 to 1.0 effective February 2016), 2.50 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes or the February 2021 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

Additional information regarding the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes and the February 2021 Senior Secured Notes is set forth below.

June 2019 Senior Secured Notes

On December 6, 2013, we issued an aggregate principal amount of US$200,000,000 of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes bear interest at 13% per annum payable semi-annually. Interest will be payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a five and a half year term maturing on June 6, 2019.

We may redeem the June 2019 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.5% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2017 or at a redemption price equal to 103.25% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2018.

At any time prior to June 6, 2017, we may at our option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6, 2017, we may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Notes issued on December 6, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 2019 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes on July 10, 2017 at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. We funded the redemption using the proceeds from the issuance of its February 2021 Senior Secured Notes.

August 2019 Senior Secured Notes

On August 30, 2016, we issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019.

At any time prior to August 30, 2019, we may at our option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, we may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding August 2019 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the August 2019 Indenture) and specified decline in the ratings of the August 2019 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

At any time prior to February 28, 2021, we may at our option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, we may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding February 2021 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the February 2021 Indenture) and specified decline in the ratings of the February 2021 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the First Tranche Bonds with an aggregate principal amount of US$154 million due on December 28, 2020 at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815, Derivatives and Hedging. The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the Second Tranche Bonds with an aggregate principal amount of US$107 million due on January 27, 2021 at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the Third Tranche Bonds with an aggregate principal amount of US$77 million due on March 14, 2021 at a coupon rate of 7.09% per annum payable annually.

Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate.

The bonds contain restrictions on certain business activities of Xinyuan (China) Real Estate Ltd. when in default on payment of interest or principal, including , among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new first tranche of onshore corporate bonds with an aggregate principal amount of US$216 million due on August 15, 2019 (the “New First Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan (China) Real Estate, Ltd. issued a new second tranche of onshore corporate bonds with an aggregate principal amount of US$167 million due on April 7, 2020 (the “New Second Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018. Given that above two tranches is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the two new tranches under the requirements of ASC 815, Derivatives and Hedging. The two tranches was issued at par. Upon the first anniversary of the issuance of each tranches of bonds, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the two New Tranches has been classified as current liabilities as of June 30, 2017.

Capital Expenditures

In the six months ended June 30, 2017, our capital expenditures were US$13.5 million, compared to US$13.7 million in the six months ended June 30, 2016. Our capital expenditures in the six months ended June 30, 2016 and June 30, 2017 were mainly used for capital contributions to other long-term investment, building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of June 30, 2017, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$922.0 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to June 30, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes 6 to 12 months, so the guarantee periods typically last for up to 6 to 12 months after we deliver the related property.

As of June 30, 2017, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,480.5 million.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to 12 months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

We paid US$1.1 million and US$0.5 million to satisfy guarantee obligations related to customer defaults for the six months ended June 30, 2016 and 2017, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our unaudited condensed consolidated financial statements.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2017, our contractual obligations amounted to US$4,002.2 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
		less than			more than
	Total	1 year	1-3 years	3-5 years	5 years
	(US$ in thousand)
Long-term debt obligations:
long-term bank loans	360,945	—	269,329	91,616	—
interest on long-term bank loans(1)	54,642	20,518	29,101	5,023	—
Other long-term debt	1,099,563	—	398,268	687,272	14,023
interest on other long-term debt(2)	261,692	84,029	142,474	33,809	1,380
Current portion of long-term bank loan and other debt	1,077,419	1,077,419	—	—	—
interest on current portion of long-term bank loan and other debt(1)	80,225	80,225	—	—	—
Short-term debt obligations
short-term bank loans	109,856	109,856	—	—	—
interest on short-term debt obligations(3)	2,260	2,260	—	—	—
Operating lease obligations	11,585	5,687	4,347	913	638
Non-cancellable construction contact obligations	922,030	531,753	386,560	3,717	—
Capital lease obligations(4)	22,023	6,095	11,116	4,812	—
Total	4,002,240	1,917,842	1,241,195	827,162	16,041

(1)

Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 1.1% plus 3 month LIBOR to 6.60% per annum, using the PBOC benchmark rate of 4.75% as of June 30, 2017 or Libor benchmark rates in the following years.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 4.5% plus 1 month LIBOR to 13.0% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, at a rate of ranging from 1.1% plus 3 month LIBOR to 8.3% per annum.
(4)

In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft, and in 2016, another one of our subsidiaries entered into a sale and leaseback agreement for shopping mall equipment, as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of June 30, 2017, we are contractually committed to pay the amount of US$19.9 million.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to November 21, 2014 and loss on extinguishment of debt) amounted to US$86.27 million. On December 28, 2015, our subsidiary, Xinyuan (China) Real Estate, Ltd. issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued US$107 million aggregate principal amount of the Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued US$77 million aggregate principal amount of the Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued US$216 million (RMB1.5 billion) aggregate principal amount of the New First Tranche of Onshore Corporate Bond that bear 7.5% per annum. Upon the first anniversary of the issuance of the New First Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 30, 2016, we issued US$300 million aggregate principal amount of August 2019 Senior Secured Notes that bear interest at a rate of 8.125% per annum. On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of February 2021 Senior Secured Notes that bear interest at a rate of 7.75% per annum. On April 7, 2017, Xinyuan (China) Real Estate, Ltd. issued US$167 million (RMB1.13 billion) aggregate principal amount of a new Second Tranche of Onshore Corporate Bond that bear 8.2% per annum. Upon the first anniversary of the issuance of the New Second Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through December 31, 2017, US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019, US$300 million principal amount of our August 2019 Senior Secured Notes due in August 2019, US$300 million principal amount of our February 2021 Senior Secured Notes due in February 2021 and for Xinyuan (China) Real Estate, Ltd. to satisfy its obligations under the First Tranche Bonds, the Second Tranche Bonds, the Third Tranche Bonds, the New First Tranche and the New Second Tranche.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.